    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 2001
                      REGISTRATION STATEMENT NO. 333-36404
================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                               US MICROBICS, INC.
                 (Name of Small Business Issuer in Its Charter)

          Colorado                      325414                 84-0990371
          --------                      ------                 ----------
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
   of incorporation or         Classification Code Number)   Identification No.)
       organization)

                                   ----------

                             5922-B Farnsworth Court
                               Carlsbad, CA 92008
                                 (760) 918-1860
          (Address and telephone number of principal executive offices and principal place of business)

                                   ----------

                                 Robert C. Brehm
                             Chief Executive Officer
                              U.S. Microbics, Inc.
                             5922-B Farnsworth Court
                               Carlsbad, CA 92008
                                 (760) 918-1860
            (Name, address and telephone number of Agent for Service)

                                   ----------

                                    Copy to:
                              Nimish P. Patel, Esq.
                               Pollet & Richardson
                       10900 Wilshire Boulevard, Suite 500
                          Los Angeles, California 90024
                                 (310) 208-1182

                                   ----------

        Approximate Date of Commencement of Proposed Sale to the Public:
   From time to time after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                    CALCULATION OF REGISTRATION FEE
------------------------------------ ---------------- ------------------------------ -----------------
Title of each class of securities    Amount to be     Proposed maximum               Amount of
to be registered                     Registered       aggregate offering price(1)    registration fee

------------------------------------ ---------------- ------------------------------ -----------------
Common Stock                         20,094,921       $8,439,866 (1)                 $2,109.97*
------------------------------------ ---------------- ------------------------------ -----------------

(1) Calculated in accordance with Rule 457(c) under the Securities Act on the basis of the average of the bid and ask prices of the common stock on October 15, 2001, as quoted on the NASD OTC Electronic Bulletin Board.

* Previously paid with initial registration statement filed on July 7, 2000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                   PROSPECTUS
                              U.S. MICROBICS, INC.
                        20,094,921 SHARES OF COMMON STOCK

         This prospectus relates to the resale by the selling shareholders of up to 20,094,921 shares of common stock, $.0001 par value per share, of U.S. Microbics Inc. The selling shareholders may sell the stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions. The selling price of the shares will be determined by market factors at the time of their resale. Of the shares offered:

         o up to 20,000,000 shares are issuable to Swartz Private Equity, LLC based on an Investment Agreement dated as of March 14, 2000, including 250,000 shares on exercise of the commitment warrants and up to 2,576,087 shares on exercise of the put warrants: To date 59,730 shares have been issued leaving a potential balance of 19,940,270 shares to be issued;

         o Up to 94,921 shares are issuable to Brobeck Phleger & Harrison LLP for past legal services rendered: To date 70,884 shares have been issued leaving a balance of 24,037 shares to be issued.

         We will receive no proceeds from the sale of the shares by the selling shareholders. However, we may receive up to $35 million of proceeds from the sale of shares to Swartz, and we may receive additional proceeds from the sale to Swartz of shares issuable upon the exercise of any warrants that may be exercised by Swartz.

         Our common stock is quoted on the over-the-counter Electronic Bulletin Board under the symbol "BUGS.OB". On October 15, 2001, the average of the bid and asked prices of the common stock on the Bulletin Board was $.43 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN OUR COMMON STOCK ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is October 15, 2001

                              ---------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         Please read this prospectus carefully. It describes our company, finances, products and services. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

         You should rely only on the information contained or incorporated by reference in this prospectus to make your investment decision. We have not authorized anyone to provide you with different information. The selling shareholders are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

         Some of the statements contained in this prospectus, including statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business," are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may involve a number of risks and uncertainties. Actual results and future events may differ significantly based upon a number of factors, including:

         o significant historical losses and the expectation of continuing losses;

         o        rapid technological change in the bioremediation industry;

         o        reliance on key strategic relationships and accounts;

         o        the impact of competitive products and services and pricing;
                  and

         o        uncertain protection of our intellectual property.

         Please do not put undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

         In this prospectus, we refer to U.S. Microbics Inc. and its subsidiaries as we or U.S. Microbics. We refer to our subsidiaries as Subsidiaries and to Swartz Private Equity, LLC as Swartz.

         The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

                                TABLE OF CONTENTS

Prospectus Summary...........................................................6

Summary Financial Data.......................................................7

Risk Factors.................................................................8

Use Of Proceeds.............................................................17

Determination of Offering Price.............................................17

Selling Securityholders.....................................................17

Plan of Distribution........................................................18

Legal Proceedings...........................................................18

Directors, Executive Officers, Promoters and Control Persons................19

Security Ownership of Certain Beneficial Owners and Management..............22

Description of Securities...................................................24

Interest Of Named Experts And Counsel.......................................24

Description Of Business.....................................................24

Management's Discussion and Analysis of Financial Condition and
  Results of Operations.....................................................33

Description of Property.....................................................38

Certain Relationships and Related Transactions..............................38

Market For Common Equity and Related Stockholder Matters....................38

Executive Compensation......................................................39

Summary Compensation Table..................................................39

Investment Agreement........................................................42

Changes In and Disagreements with Accountants on Accounting
  and Financial Disclosure..................................................44

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION.

BUSINESS

         U.S. Microbics Inc. is a Colorado corporation. We were originally incorporated in 1984 in Colorado under the name Venture Funding Corporation. On June 3, 1993, the name was changed to Global Venture Funding, Inc., and we changed to our present name of U.S. Microbics Inc. on March 25, 1998.

         We intend to build an environmental biotech company utilizing the proprietary microbial technology, bioremediation patents, knowledge, processes and unique microbial culture collection developed over 30 years by the late George M. Robinson and his daughter Mery C. Robinson. We create and market proprietary microbial technologies that provide natural solutions to many of today's environmental problems, including oil, diesel, certain toxic waste, and certain water and soil contamination.

         Our principal executive offices are located at 5922-B Farnsworth Court, Carlsbad, California 92008 and our telephone number is (760) 918-1860. Our home page on the Internet can be located at http://www.bugsatwork.com

INVESTMENT AGREEMENT

         On March 14, 2000, we entered into an Investment Agreement with Swartz to raise up to $35 million through a series of sales of our common stock to Swartz. Under the terms and conditions of the Investment Agreement, we have the right, at our sole discretion, to put (sell) shares of our common stock to Swartz for a dollar amount of up to $2 million in each put, subject to additional limitations on the timing of our exercise of put rights and on the number of shares Swartz is obligated to purchase. The dollar amount of each sale is also limited by our common stock's trading volume. A minimum period of time must occur between sales. In turn, Swartz will either sell our stock in the open market, sell our stock to other investors through negotiated transactions or hold our stock in its own portfolio. This prospectus covers the resale of our stock by Swartz either in the open market or to other investors. For more information on the Investment Agreement, see "Investment Agreement."

         During fiscal year 2001 we were in technical default of the Investment Agreement. The default was related in the private sale of our preferred stock. A waiver of the technical default was obtained from Swartz.

                                                THE OFFERING

   Total shares outstanding prior to the offering .....     19,835,688 as of September 30, 2001
   Shares being offered for resale to the
   public..............................................     20,094,921 (Maximum)

   Total shares outstanding after the offering.........     39,799,995

   Price per share to the public.......................     Market price at time of resale

   Total proceeds raised by offering...................     None; however, we may receive up to $35
                                                            million from the sale of shares to Swartz,
                                                            and we may receive additional amounts from
                                                            the sale to Swartz of shares issuable upon
                                                            the exercise of any warrants issued to
                                                            Swartz pursuant to the Investment Agreement.

   Use of proceeds from the sale                            We plan to use the proceeds for working capital
   of the shares to Swartz.............................     and general corporate purposes.

   OTC Bulletin Board Symbol...........................     "BUGS.OB"

                             SUMMARY FINANCIAL DATA

         The information set forth below for the years ended September 30, 1999 and 2000 and for the nine months ended June 30, 2000 and 2001 are derived from the financial statements included elsewhere in this prospectus. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

                                                                                                   NINE MONTHS
                                                                      YEAR ENDED                  ENDED JUNE 30,
                                                                     SEPTEMBER 30,                 (UNAUDITED)
                                                               ------------------------   --------------------------
STATEMENT OF OPERATIONS DATA:                                      1999         2000          2000           2001
                                                               -----------  -----------   -----------   ------------
Revenues.....................................................  $   66,900   $   18,900    $   26,348    $   141,971
Operating Expenses...........................................   2,775,700    2,496,800     1,639,681      2,719,314
Net Loss.....................................................   2,932,500    2,785,744     1,596,650      2,785,744
Loss per common share........................................  $     0.58   $     0.32    $     0.22    $       .23
Weighted average number of common shares outstanding.........   5,084,676    7,966,052     7,273,159     12,299,445

                                                                                           JUNE 30, (UNAUDITED)
                                                                                        --------------------------
BALANCE SHEET DATA:                                                                         2000          2001
                                                                                        -----------  -------------
       Working capital............................................................      $ (541,650)  $ (1,617,528)
       Total assets...............................................................          380,781       358,478
       Total liabilities..........................................................          662,452     1,698,009
       Shareholders' equity (deficit).............................................      $ (281,671)  $ (1,339,531)

                                  RISK FACTORS

         AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING U.S. MICROBICS INC. AND ITS BUSINESS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN AS THEY ARE BASED ON CURRENT EXPECTATIONS AND ASSUMPTIONS CONCERNING FUTURE EVENTS OR FUTURE PERFORMANCE OF U.S. MICROBICS. DO NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH ARE ONLY PREDICTIONS AND SPEAK ONLY AS OF THE DATE HEREOF. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD REVIEW CAREFULLY VARIOUS RISKS AND UNCERTAINTIES IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET BELOW AND IN OUR OTHER SEC FILINGS. THESE RISKS AND UNCERTAINTIES COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS. WE UNDERTAKE NO OBLIGATION TO UPDATE OR PUBLICLY ANNOUNCE REVISIONS TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

WE HAVE CRITIAL NEAR-TERM CAPITAL NEEDS; WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL FUNDING NEEDED TO ENABLE US TO CONTINUE OUR OPERATIONS; OUR INDEPENDENT AUDITORS HAVE INDICATED THAT THERE IS SUBSTANTIAL DOUBT IN OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         Presently, we do not have the necessary capital to meet our near term needs including the payment of our existing liabilities as they come due. Of the approximately $1,200,000 accounts payable and accrued expense balance as of September 30, 2001, $289,000 is over 6 months past due and $147,300 is over one year past due. Included in such amounts, we have accrued payroll tax liability of $120,000 and $120,000 which is 6 and one year past due. There is a strong probability that some of our trade vendors will file lawsuits for non-payment, which will result in greater expenditure of management resources.

         Over the past 6 months, we have financed ourselves through loans from our President and CEO which have totaled approximately $820,000. The funds used to make the loans from our President and CEO, was the result from the sale of their common stock of the Company in private transactions. We have repaid more than half of the principal loan amount by the issuance of restricted common stock. If we are unable to obtain further loans from our President or CEO, which there can be no assurance, we will have to raise additional funds from other parties to continue our operations. To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities could result in dilution to our shareholders and/or increased debt service commitments. If adequate funds are not available, we may be unable to sufficiently develop or maintain our existing operations.

         Our independent auditors have expressed that there is substantial doubt in our ability to continue as a going concern. We have experienced losses of $2,550,900 and $2,932,500 for the years ended September 30, 2000 and 1999 and have generated only nominal amounts of revenues for such years. Additionally, we have a net stockholder's deficit of $410,700 as of September 30, 2000.

OUR ABILITY TO CONTINUE OPERATIONS IS DEPENDENT ON A NUMBER OF FACTORS.

         U.S. Microbics Inc. and its subsidiaries are startup companies with a business plan based on microbial technology and four years of operating experience. We have experienced annual operating losses and negative operating cash flow since our incorporation in 1984.


         Accordingly, there can be no assurance that we will commercialize any products and services based on microbial technology or manage the related manufacturing, marketing, sales, licensing and customer support operations in a profitable manner. In particular, our prospects must be considered in light of the problems, delays, expenses and difficulties encountered by any company in the startup stage, many of which may be beyond our control. These problems, delays, expenses and difficulties include unanticipated problems relating to product development and formulation, testing, quality control, production, inventory management, sales and marketing and additional costs and competition, any of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our proposed products and services, if fully developed, can be successfully marketed or that we will ever achieve significant revenues or profitable operations.

         Our ability to become profitable will depend on a variety of factors, including the following:

         o        price, volume and timing of product sales;

         o variations in gross margins on our products, which may be affected by the sales mix and competitive pricing pressures;

         o regulatory approvals for using our bioremediation products, including permits for soil recycling center sites, water quality permits, air quality permits, and other permits as required by particular jurisdictions;

         o changes in our levels of research and development, including the timing of any demonstration projects for regulatory approval; and

         o        acquisitions of products, technology or companies.

         Our long-term success also will be affected by expenses, difficulties and/or delays encountered in developing and selling microbial technology, competition, and the often burdensome environmental regulations associated with permitting hydrocarbon remediation sites.

WE WILL NEED ADDITIONAL FINANCING TO FULLY IMPLEMENT OUR BUSINESS PLAN, AND WE CANNOT ASSURE YOU THAT WE WILL BE SUCCESSFUL IN OBTAINING SUCH FINANCING OR IN CONTINUING OUR OPERATIONS.

         Since August 1997, we have focused our efforts on developing our business in the environmental biotechnology sector. We will need to raise additional capital to implement fully our business plan and establish adequate manufacturing, marketing, sales, licensing and customer support operations. There can be no assurance that additional public or private financing, including debt or equity financing, will be available as needed, or, if available, on terms favorable to us. Any additional equity financing may be dilutive to our stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common or preferred stock. Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility. Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

OUR TECHNOLOGY HAS NOT GAINED FULL MARKET ACCEPTANCE, AND WE CANNOT ASSURE YOU THAT IT EVER WILL.

         Microbial technology has not been fully utilized in any particular market. Market acceptance of our products and services will depend in large part upon our ability to demonstrate the technical and operational advantages and cost effectiveness of our products and services as compared to alternative, competing products and services, and our ability to train customers concerning the proper use and application of our products. There can be no assurance that our products and services will achieve a level of market acceptance that will be profitable for us.

         Due to lack of market acceptance and other factors, we may not be able to distribute our products through the retail channel via strategic relationships with existing distributors and joint ventures enacted for domestic and international business.

WE MAY BE SUBJECT TO FUTURE ENVIRONMENTAL LIABILITIES THAT COULD AFFECT OUR RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

         We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We currently maintain a supply of several hazardous materials at our facilities. While we currently meet these environmental requirements, there is no assurance that future laws and regulations will not impose significant compliance costs. If there is an accident, we could be held liable for any damages that result and the liability could exceed our resources. In addition, the use of our BIO-RAPTOR(TM) requires permits to treat contaminated soil. Permit issues may delay the implementation and installation of our products, including the BIO-RAPTOR(TM) .

IF WE ARE UNABLE TO MANAGE FUTURE GROWTH, OUR BUSINESS MAY BE NEGATIVELY
AFFECTED.

         We intend to pursue a strategy of rapid growth, and plan to expand significantly our manufacturing capability and devote substantial resources to our marketing, sales, administrative, operational, financial and other systems and resources. Such expansion will place significant demands on our marketing, sales, administrative, operational, financial and management information systems, controls and procedures. Accordingly, our performance and profitability will depend on the ability of our officers and key employees to:

         o manage our business and our subsidiaries as a cohesive enterprise;

         o manage expansion through the timely implementation and maintenance of appropriate administrative, operational, financial and management information systems, controls and procedures;

         o add internal capacity, facilities and third-party sourcing arrangements as and when needed;

         o        maintain service quality controls; and

         o attract, train, retain, motivate and manage effectively our employees.

         There can be no assurance that we will integrate and manage successfully new systems, controls and procedures for our business, or that our systems, controls, procedures, facilities and personnel, even if successfully integrated, will be adequate to support our projected future operations. Any failure to implement and maintain such systems, controls and procedures, add internal capacity, facilities and third-party sourcing arrangements or attract, train, retain, motivate and manage effectively our employees could have a material adverse effect on our business, financial condition and results of operations.

         In addition, we may incur substantial expenses identifying, investigating and developing appropriate products and services based on microbial technology in the global environmental, manufacturing, agricultural, natural resource and other potential markets. There can be no assurance that any expenditures incurred in identifying, investigating and developing such products and services will ever be recouped.

WE MAY FACE STRONG COMPETITION FROM LARGER, ESTABLISHED COMPANIES.

         We likely will face intense competition from other environmental biotech companies, virtually all of which can be expected to have longer operating histories, greater name recognition, larger installed customer bases and significantly more financial resources, R&D facilities and manufacturing and marketing experience than U.S. Microbics. There can be no assurance that developments by our current or potential competitors will not render our proposed products or services obsolete.

         In addition, we expect to face additional competition from new entrants into our targeted industry segments. As the demand for products and services based on microbial technology grows and new markets are exploited, we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and services.

         Although we believe that we have certain technical advantages over certain of our competitors, including, without limitation, the development of technological innovations that will make the BIO-RAPTOR(TM) and the use of our microbial blends more economical and efficient than other bioremediation methods, maintaining such advantages will require a continued high level of investment by U.S. Microbics in R&D, marketing, sales and customer support. We may not have sufficient resources to maintain our R&D, marketing, sales and customer support efforts on a competitive basis. Additionally, we may not be able to make the technological advances necessary to maintain a competitive advantage with respect to our products and services. Increased competition could result in price reductions, fewer product orders, obsolete technology and reduced operating margins, any of which could materially and adversely affect our business, financial condition and results of operations.

WE MAY BE SUBJECT TO FUTURE PRODUCT LIABILITY CLAIMS, WHICH MAY REQUIRE US TO PAY MONEY TO THE CLAIMANT.

         The development, marketing, sale and/or licensing of products based on microbial technology entail liability risks in the event of product failure or claim of harm caused by product operation. While we offer to contract with our potential customers on a pay for performance basis, and we are not aware of any claim against us based upon the use or failure of our products, end users of any of our proposed products and services could assert claims against us. Although we maintain product liability insurance against any such claims, there can be no assurance that such insurance will be sufficient to cover all potential liabilities, or that we will be able to continue to obtain insurance coverage in an amount that we believe to be adequate. If there is a successful suit against us, lack or insufficiency of insurance coverage would have a material adverse effect on our business, financial condition and results of operations.

OUR ABILITY TO MANUFACTURE OUR PRODUCTS MAY BE LIMITED, WHICH WOULD ADVERSELY EFFECT OUR BUSINESS AND FINANCIAL CONDITIONS.

         Our future performance will depend to a substantial degree upon our ability to manufacture, market and deliver the products and services based on microbial technology in an efficient and profitable manner. In this regard, we have leased production facilities for our microbial products operation, and have partially implemented our manufacturing operations at the facility. However, we have no prior experience in maintaining a facility that will manufacture our products in the quantities required for profitable operations. Accordingly, there can be no assurance that:

         o we will be able to complete the manufacturing facility in a timely manner;

         o the cost of completing the facility will not exceed management's current estimates;

         o the facility's capacity will not exceed the demand for our products; or

         o such additional capacity will achieve satisfactory levels of manufacturing efficiency in a timely manner or at a level of quality control that meets competitive demands.

         In addition, the implementation of our manufacturing operations at the facility presents risks that, singly or in any combination, could have a material adverse effect on our business, financial condition and results of operations. These risks include, but are not limited to:

         o production delays associated with products based on the microbial technology;

         o unavailability of required capital equipment and qualified personnel;

         o raw material shortages, higher-than-expected overhead or operational costs;

         o        lack of sufficient quality control over the products;

         In addition, our development of our internal manufacturing capacity will depend in large part on our ability to raise sufficient capital for this purpose. We may not be able to develop adequate manufacturing capacity or raise sufficient capital, the failure of either of which could have a material adverse effect on our business, financial condition, results of operations and possibly on our relationships with our customers. We may consider third-party outsourcing arrangements for the manufacture and supply of certain products during the period in which we expand our internal manufacturing capacity. These outsourcing arrangements are subject to various risks, including, without limitation, production delays or interruptions, inferior product quality, misappropriation of trade secrets and lower profit margins.

OUR SUCCESS DEPENDS IN LARGE PART ON OUR ABILITY TO ATTRACT AND RETAIN KEY EMPLOYEES AND MANAGEMENT.

         Our success and execution of our business strategy will depend significantly upon the continuing contributions of, and on our ability to attract, train and retain qualified management, marketing, sales, operational, production, administrative and technical personnel. In this regard, we are particularly dependent upon the services of Robert C. Brehm, our President and Chief Executive Officer, Mery C. Robinson, our Chief Operating Officer and Secretary and the President of our wholly owned subsidiary, XyclonyX, Bruce Beattie, President of our wholly owned subsidiary, Sub Surface Waste Management, and Behzad Mirzayi, Executive Vice President of our wholly owned subsidiary, Sub Surface Waste Management. The loss of the services of one or more of our key employees and the failure to attract, train and retain additional qualified personnel in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

OUR RESULTS OF OPERATIONS MAY HIGHLY FLUCTUATE FROM QUARTER TO QUARTER AS WE CONTINUE TO GROW, THEREFORE YOU CANNOT USE THESE RESULTS TO PREDICT HOW WE MAY PERFORM IN THE FUTURE.

         As a result of our limited operating history, we do not have historical financial data for a significant number of periods in which to base our planned operating expenses. In addition our revenues have not meet our expectations. Our expense levels are based in part on our projections as to future revenues that are expected to increase. It is anticipated that as we mature, our sales and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, among others:

         o        the volume, timing of, and ability to fulfill customer orders;

         o        the demand for our products and services;

         o the number, timing and significance of product enhancements and new product introductions by us and our competitors;

         o changes in the pricing policies by U.S. Microbics or our competitors;

         o        changes in the level of operating expenses;

         o expenses incurred in connection with our plans to fund greater levels of sales and marketing activities and operations, develop new distribution channels, broaden our customer support capabilities and continue our R&D activities;

         o        personnel changes;

         o        product defects and other product or service quality problems;
                  and

         o general domestic and international legal, economic and political conditions.

Any unfavorable changes in these or other factors could have a material adverse effect on our business, financial condition and results of operation.

IF WE ARE UNABLE TO KEEP UP WITH TECHNOLOGICAL DEVELOPMENTS, OUR BUSINESS COULD BE NEGATIVELY AFFECTED.

         The markets for our products and services based on microbial technology are generally characterized by rapid technological change and are highly competitive with respect to timely innovations. Accordingly, we believe that our ability to succeed in the sale of our products and services will depend significantly upon the technological quality of our products and services relative to those of our competitors, and our ability to continue to develop and introduce new and enhanced products and services at competitive prices and in a timely and cost-effective manner.

         In particular, our future success is dependent upon our BIO-RAPTOR(TM), Remediline(TM), Wasteline(TM) and Bi-Agra(TM) product lines, each of which is innovative and has not achieved market acceptance. In order to develop such new products and services, we will depend upon close relationships with existing customers that previously utilized microbial technology in the bioremediation, agricultural and waste treatment industries, and our ability to continue to develop and introduce new and enhanced products and services at competitive prices and in a timely and cost-effective manner. There can be no assurance that our customers will provide us with timely access to such information or that we will be able to develop and market our new products and services successfully or respond effectively to technological changes or new product and services of our competitors. We may not be able to develop the required technologies, products and services on a cost-effective and timely basis, and any inability to do so could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

         We rely on patent, trademark, trade secret and copyright protection to protect our technology. We believe that technological leadership in microbial technology will be achieved through additional factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance. Nevertheless, our ability to compete effectively depends in part on our ability to develop and maintain proprietary aspects of our technology, such as those patents currently licensed by our subsidiary, XyclonyX. We may not secure future patents and patents may become invalid and may not provide meaningful protection for our product innovations. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. Furthermore, there can be no assurance that competitors will not independently develop similar products, "reverse engineer" our products, or, if patents are issued to us, design around such patents.

         We also rely upon a combination of copyright, trademark, trade secret and other intellectual property laws to protect our proprietary rights by entering into confidentiality or license agreements with our employees, consultants and vendors, and by controlling access to and distribution of our technology, documentation and other proprietary information. There can be no assurance, however, that the steps taken by us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide a competitive advantage to us. Any such circumstance could have a material adverse effect on our business, financial condition and results of operations.

         While we are not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that we will not become so involved in the future or that our products do not infringe any intellectual property or other proprietary right of any third party. Such litigation could result in substantial costs, the diversion of resources and personnel, and subject us to significant liabilities to third parties, any of which could have a material adverse effect on our business.

         We also rely on certain technology which we license from third parties, including microbial technology which is integrated with internally developed products and used in the XyclonyX product line to perform key functions. There can be no assurance that the patents underlying such third party technology licenses will continue to remain unchallenged or that we will not have to defend them, along with the licensors, to continue their commercial viability to us. The loss of or inability to maintain any of these technology licenses could result in delays or reductions in product shipments which could materially adversely affect our business, financial condition or results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR TRADENAMES AND DOMAIN NAMES.

         We may not be able to protect our tradenames and domain names against all infringers, which could decrease the value of our brand name and proprietary rights. We currently hold the Internet domain name "bugsatwork.com" and we use "U.S. Microbics" as a tradename. Domain names generally are regulated by Internet regulatory bodies and are subject to change and may be superceded, in some cases, by laws, rules and regulations governing the registration of tradenames and trademarks with the United States Patent and Trademark Office and certain other common law rights. If the domain registrars are changed, new ones are created or we are deemed to be infringing upon another's tradename or trademark. In such event, we could be unable to prevent third parties from acquiring or using, as the case may be, our domain name, tradenames or trademarks, which could adversely affect our brand name and other proprietary rights.

OUR MANAGEMENT IS ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER ALL MATTERS REQUIRING SHAREHOLDER APPROVAL.


         Our existing directors, executive officers, and their respective affiliates are the beneficial owners of approximately 53.29 % of the outstanding shares of common stock and common stock equivalents, including convertible preferred stock and stock options. As a result, our existing directors, executive officers, principal shareholders and their respective affiliates, if acting together, would be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of our company.


         These shareholders may have interests that differ from our other shareholders, particularly in the context of potentially beneficial acquisitions of us by another company. For example, to the extent that these shareholders are our employees, they may be less inclined to vote for acquisitions of us by another company involving termination of their employment or diminution of their responsibilities or compensation.

THE TRADING PRICE OF OUR COMMON STOCK MAY DECREASE DUE TO FACTORS BEYOND OUR CONTROL.

         The trading price of our common stock is subject to significant fluctuations in response to numerous factors, including:

         o        variations in anticipated or actual results of operations;

         o announcements of new products or technological innovations by us or our competitors;

         o changes in earnings estimates of operational results by analysts;

         o        results of product demonstrations;

         o inability of market makers to combat short positions on the stock;

         o inability of the market to absorb large blocks of stock sold into the market;

         o developments or disputes concerning our patents, trademarks or proprietary rights; and

         o        comments about us or our markets posted on the Internet.

         Moreover, the stock market from time to time has experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging growth companies and which often have been unrelated to the operating performance of the companies. These broad market fluctuations may adversely affect the market price of our common stock. If our shareholders sell substantial amounts of their common stock in the public market, the price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a price we deem appropriate.

WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK WHICH MAY DILUTE THE VALUE OF OUR COMMON STOCK TO CURRENT SHAREHOLDERS AND MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


         Within the next 24 months from the date of this prospectus, the holders of a majority of our preferred stock and certain warrant and option holders will have the right to convert their respective interests into approximately 9.5 million shares of our common stock. If such holders of preferred stock, warrants and options exercise their conversion rights, the holders of our common stock then issued and outstanding may experience immediate and substantial dilution in the net tangible book value of their shares if earnings and other factors do not compensate for the increased number of shares of such common stock.


LIMITED PUBLIC MARKET FOR OUR COMMON STOCK MAY AFFECT OUR SHAREHOLDERS' ABILITY TO SELL OUR COMMON STOCK.

         Our common stock currently is traded on the OTC Bulletin Board, which is generally considered to be a less efficient market than national exchanges such as NASDAQ. Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, difficulties in obtaining price quotations, reduction in security analysts' and the new media's coverage of us, if any, and lower prices for our securities than might otherwise be attained. This circumstance could have an adverse effect on the ability of an investor to sell any shares of our common stock as well as on the selling price for such shares. In addition, the market price of our common stock may be significantly affected by various additional factors, including, but not limited to, our business performance, industry dynamics or changes in general economic conditions.

APPLICABILITY OF "PENNY STOCK RULES" TO BROKER-DEALER SALES OF OUR COMMON STOCK COULD HAVE A NEGATIVE EFFECT ON THE LIQUIDITY AND MARKET PRICE OF OUR COMMON STOCK.

         Our common stock is subject to the "penny stock rules" adopted pursuant to Rule 15g-9 of the Securities and Exchange Act of 1934, as amended, which apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which has a tangible net worth of less than $5,000,000 -- or $2,000,000 if we have been operating for three or more years. The penny stock rules impose additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the penny stock rules affect the ability of broker-dealers to sell shares of our common stock and may affect the ability of shareholders to sell their shares in the secondary market if such a market should ever develop, as compliance with such rules may delay and/or preclude certain trading transactions. The penny stock rules could have an adverse effect on the liquidity and/or market price of our common stock.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, and we desire to take advantage of the "safe harbor" provisions in those laws. Therefore, we are including this statement for the express purpose of availing ourselves of the protections of these safe harbor provisions with respect to all of the forward-looking statements we make. The forward-looking statements in this prospectus, including statements under "Prospectus Summary," "Risk Factors," "Management Discussion and Analysis of Financial Condition and Results of Operation" and "Business," reflect our current views with respect to possible future events and financial performance. They are subject to certain risks and uncertainties, including specifically the absence of significant revenues, financial resources, a history of losses, significant competition, the uncertainty of patent and proprietary rights, trading risks of low-priced stocks and those other risks and uncertainties discussed herein that could cause our actual results to differ materially from our historical results or those we hope to achieve. In this prospectus, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions identify certain forward-looking statements. You are cautioned to consider the specific risk factors described in "Risk Factors" and elsewhere in this prospectus and not to place undue reliance on the forward-looking statements contained in this prospectus. We undertake no obligation to announce publicly revisions we make to these forward-looking statements to reflect the effect of events or circumstances that may arise after the date of this prospectus. All written and oral forward-looking statements made subsequent to the date of this prospectus and attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

                                 USE OF PROCEEDS


         We will not receive any proceeds from the sale of the shares by the selling security holders. However, we will receive up to $35 million from Swartz upon Swartz's purchase of the shares from us and we may receive additional proceeds from the sale to Swartz of shares issuable upon the exercise of warrants issued or to be issued to Swartz pursuant to an investment agreement. To date we have received $44,798 from the sale of shares to Swartz. We intend to use the proceeds from the sale of the shares to Swartz and the exercise of warrants by Swartz for working capital and general corporate purposes, including acquisitions. To the extent we deem appropriate, we may acquire fully developed products or businesses that, in our opinion, facilitate our growth and/or enhance the market penetration or reputation of our products and services. To the extent that we identify any such opportunities, an acquisition may involve the expenditure of significant cash and/or the issuance of our capital stock. We currently have no commitments, understandings or arrangements with respect to any such acquisition.


                         DETERMINATION OF OFFERING PRICE

         Selling Securityholders may sell shares covered by this Prospectus at prevailing market prices or at negotiable prices entered into between the Selling Securityholder and a purchaser.

                             SELLING SECURITYHOLDERS

         The following table provides certain information with respect to the selling securityholders' beneficial ownership of Common Stock as of September 28, 2001, and as adjusted to give effect to the sale of all of the shares offered hereby. None of the selling securityholders currently is an affiliate of U.S. Microbics, and none of them has had a material relationship with U.S. Microbics during the past three years. None of the selling securityholders are or were affiliated with registered broker-dealers. See "Plan of Distribution." The selling securityholders possess sole voting and investment power with respect to the securities shown.

                                                                                 NUMBER OF SHARES
                                                                                BENEFICIALLY OWNED
                                                                                 AFTER OFFERING(2)
                                     NUMBER OF SHARES                         -----------------------
                                    BENEFICIALLY OWNED     NUMBER OF SHARES   NUMBER OF
                NAME                 BEFORE OFFERING        BEING OFFERED      SHARES      PERCENTAGE
-------------------------------     ------------------     ----------------   ---------    ----------
Swartz Private Equity, LLC                  309,730          19,940,270(1)       0              0
Brobeck Phleger & Harrison LLP                    0              24,037          0              0

----------

(1) Represents the maximum number of shares of Common Stock that U.S. Microbics may sell to Swartz pursuant to the Investment Agreement and upon the exercise by Swartz of options issued or issuable in connection with the Investment Agreement. It is expected that Swartz will not own beneficially more than 9.9% of U.S. Microbics outstanding Common Stock at any time.

(2) Assumes that all shares will be resold by the selling shareholders and none will be held by the selling shareholders for their own accounts.

                              PLAN OF DISTRIBUTION

         Each selling shareholder is free to offer and sell his or her common shares at such times, in such manner and at such prices as he or she may determine. The types of transactions in which the common shares are sold may include transactions in the over-the-counter market, including block transactions, negotiated transactions, the settlement of short sales of common shares or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised U.S. Microbics that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling shareholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of the common shares.

         Swartz may sell its shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders. They may also receive compensation from the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Swartz is, and any broker-dealer that assists in the sale of the Common Stock may be deemed to be, an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the common shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions.

         Because Swartz is deemed to be an "underwriter" within the meaning of
Section 2(a)(11) of the Securities Act, Swartz will be subject to prospectus delivery requirements.

         U.S. Microbics has informed Swartz that the anti-manipulation rules of the SEC, including Regulation M promulgated under the Securities and Exchange Act, may apply to their sales in the market and has provided the selling shareholders with a copy of such rules and regulations.

         Swartz also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule. U.S. Microbics is responsible for all costs, expenses and fees incurred in registering the shares offered hereby. Swartz is responsible for brokerage commissions, if any, attributable to the sale of such securities.

                                LEGAL PROCEEDINGS

         We reached a settlement on July 5, 2001, with James Merriam in regards to a shareholders derivative action lawsuit filed against the Company on March 12, 1999. The settlement agreement provides for payments totaling $38,000 ending with a final payment of $8,000 due on October 18, 2001. To date the Company has made all scheduled payments and expects to make the final payment when due.

         During the year ended September 30, 1999, the Company entered into an agreement with a supplier to purchase certain equipment at a total cost of $194,000. The Company has made deposits totalling $29,400. The Company has not completed the purchase transaction and the supplier has sued the Company for performance under the agreement.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and executive officers of U.S. Microbics and their ages at September 30, 2001 are as follows:

        Name                          Age     Position
        Robert C. Brehm               53      President, Chief Executive Officer and Chairman of the Board
        Mery C. Robinson              49      Chief Operating Officer, Secretary and Director
        Roger K. Knight               78      Director
        Conrad Nagel                  60      Chief Financial Officer
        Robert Key                    55      Director
        Bruce Beattie                 47      Director and President of subsidiary, Sub Surface Waste Management, Inc.
        Behzad Mirzayi                45      Director and Chief Operating Officer of  subsidiary, Sub Surface
                                              Waste Management, Inc.

         The Bylaws of U.S. Microbics provide for a minimum of three directors and a maximum of 11. Each director of U.S. Microbics holds office until the next annual meeting of shareholders and until his or her successor has been elected and qualified. Each executive officer holds office at the pleasure of the board of directors of U.S. Microbics ("Board of Directors") and until his or her successor has been elected and qualified. None of the above named directors hold any other board seat in a public company. A brief background of each Director and Executive Officer is provided below:

         ROBERT C. BREHM has served as U.S. Microbics' Chief Executive Officer, President and Chairman of the Board since July 1997. He also served as its Vice President from November 1996 to January 1997 and as a consultant to U.S. Microbics through Robert C. Brehm Consulting, Inc, an investment banking, investor relations and strategic planning company. From July 1994 through the present, Mr. Brehm has served as the President of Robert C. Brehm Consulting, Inc. From 1991 to 1994, he was the President of Specialty Financing International, Inc., a finance procurement company. Mr. Brehm has owned computer hardware, software, finance and consulting companies. Mr. Brehm has a double engineering degree in electrical engineering and computer science and an MBA in Finance and Accounting from U.C. Berkeley.

         MERY C. ROBINSON has served as a Director of U.S. Microbics since September 1997 and Executive Vice President and Secretary since September 1997. Ms. Robinson was appointed Chief Operating Officer on October 1, 1998. Ms. Robinson is the founder of XyclonyX and has served as its President and Chief Executive Officer since August 1997. Ms. Robinson was the President of predecessor corporation to Sub-Surface Waste Management from 1992 to 1995 and President of Omega Resources Management from 1995 to 1997. From 1986 to 1992, she served as the Vice President of Finance and Administration of Westside Telephone Systems in Santa Monica, California, a telephone interconnect service and equipment sales company. Ms. Robinson has held various other positions in operating and start up high-tech engineering and biotech companies. She received her BS in Journalism from California Polytechnic State University, San Luis Obispo, a Masters of Science in Environmental Science/Engineering from California State University, Dominguez Hills, and has attended the NFWBO-sponsored/Wharton Graduate School of Business/Entrepreneurial Mini-MBA program.

         ROGER K. KNIGHT has served as a Director of U.S. Microbics since February 1990 and Vice President-Business Development since July 1997. Mr. Knight has significant experience in identifying business candidates for acquisitions, and served as U.S. Microbics' President from January 1995 through October 1996. Mr. Knight retired from the U.S. Navy as a Captain in July 1965, and has been involved in retail operations since the mid-1970s.

         CONRAD NAGEL has served as U.S. Microbics' Chief Financial Officer since July 1998. Mr. Nagel was previously hired as the Chief Financial Officer of Global Venture Funding, Inc. in April 1997, and served U.S. Microbics as a consultant from September 15, 1997 through June 1998. Mr. Nagel has an MS degree in Accounting, Kansas University (1964), a BS degree in Business, University of Kansas (1963) and has been a CPA since 1966. Mr. Nagel has been associated with SEC work, auditing, and finance operations for the past 30 years including as an Audit Manager for Touche Ross (now Deloitte & Touche), Vice President of Finance
- Decision Incorporated, Internal Audit Manager for Kaiser Aetna, CFO for Calusa Financial Medical, Inc., Vice President of Finance for Medical Capital Corporation and over fifteen years CPA practice specializing in taxation and SEC work.

         ROBERT H. KEY is Chairman and Chief Executive Officer of Arivest Corporation, a real estate investment and development firm, located in Phoenix, Arizona. Arivest Corporation is the parent corporation of Corporate Realty Advisors, Inc., a commercial real estate brokerage firm. Mr. Key joined Arivest Corporation as president upon its formation in April, 1979. He holds a Bachelor of Science degree from Arizona State University, Tempe, Arizona, (1972) with a major in Business Administration. Mr. Key has been a general partner, real estate broker, consultant or developer of a large number of commercial real estate projects. Robert H. Key began serving as a Director of U.S. Microbics on July 18, 1999.

         BRUCE BEATTIE, Director and President of subsidiary Sub Surface Waste Management, Inc.. Mr. Beattie brings over 25 years of executive operations, project management and business development in the environmental engineering and remediation industry. Prior to joining the Company in August 2000, Mr. Beattie was Group Vice President of Environmental Reclamation, Inc., where he repositioned impaired properties for redevelopment. Mr. Beattie joined Environmental Reclamation, Inc. in 1998. During his employment there, Mr. Beattie also functioned as Vice President and director of marketing and business development activities for ERNW, a limited liability company, partially owned by Environmental Reclamation, Inc. From 1996 until he joined Environmental Reclamation, Inc., Mr. Beattie was employed by IT Corporation as the Program Director of IT Brownfield Services Corp., a subsidiary. In his capacity as Program Director, Mr. Beattie was responsible for identifying damaged properties that could be purchased and successfully remediated and developed for commercial use. From 1994 until he joined IT Corporation, Mr. Beattie was employed by Environmental Science & Engineering where he was responsible for identifying damaged property that could be purchased and successfully remediated for residential use. Mr. Beattie received a Bachelor of Arts Degree, Economics, from the University of Hawaii and a Masters of Business Administration from Wayne State University.

         BEHZAD MIRZAYI, P.E., Director, Executive Vice President, Chief Engineer of subsidiary, Sub Surface Waste Management, Inc. Mr. Mirzayi has over 21 years experience in diversified areas of engineering, construction and environmental project management as a licensed Professional Engineer. Mr. Mirzayi joined the Company as its Executive Vice President and Chief Engineer in September of 2000. Prior to joining the Company in September of 2000, Mr. Mirzayi was Vice President of engineering and Chief Operating Officer of Environmental Reclamation, Inc. Mr. Mirzayi joined Environmental Reclamation, Inc. in 1998. From 1996 until he joined Environmental Reclamation, Inc., Mr. Mirzayi was employed by IT Corporation as Regional Director of the rocky Mountain region. Mr. Mirzayi obtained a Bachelor of Science Degree, Civil Engineering from the University of Colorado, a Masters of Science Degree, Geotechnical and Environmental Engineering from the University of Colorado, and completed his course work toward a Ph.D., Civil and Environmental Engineering, also from the University of Colorado.

There are no family relationships among the foregoing directors and executive offices. None of the directors or executive officers has, during the past five years:

         (a) Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (b) Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

         (c) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

         (d) Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding beneficial ownership of the Common Stock as of September 28, 2001 by (i) each person who is known by U.S. Microbics to own beneficially more than five percent (5%) of the outstanding shares of Common Stock, (ii) each director of U.S. Microbics, (iii) each of the Chief Executive Officer and the four (4) most highly compensated executive officers who earned in excess of $100,000 for all services in all capacities (collectively, the "Named Executive Officers") and (iv) all directors and executive officers of U.S. Microbics as a group. Unless otherwise indicated below, to the knowledge of U.S. Microbics, all persons listed below have sole voting and investing power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable community property laws, and, unless otherwise stated, their address is 5922-B Farnsworth Court, Carlsbad, California 92008.


Name and Address of Beneficial Owner               Number of Shares (1)                  Percent
------------------------------------               --------------------                  -------
Robert C. Brehm                                    5,165,871 (2)                         25.54%
President, Chief Executive Officer and Chairman
of the Board

Mery C. Robinson                                   4,983,206 (3)                         24.15%
Chief Operating Officer, Secretary and Director

Roger K. Knight                                      599,575 (4)                          3.04%
Director

Conrad Nagel                                         443,313 (5)                          2.24%
Chief Financial Officer

Robert Key                                            20,000 (6)                          0.10%
Director

Bruce Beattie                                        150,000 (7)                           .76%
President of Sub Surface Waste Mgmt.

Behzad Mirzayi                                       195,441 (8)                          1.00%
Vice President of Sub Surface Waste Mgmt

Floyd Gus Olson                                       14,375                              .07%
President of Bio-Con Microbes

Rene Des Palomares                                    28,500                              .15%
President of Natura Agricultura

All Officers and Directors                        11,600,281 (9)                        53.29%
as a group (10 persons)


                                              22

Name and Address of Beneficial Owner               Number of Shares (1)                  Percent
------------------------------------               --------------------                  -------

Other 5% Shareholders:

Scott Sabins                                       1,125,001 (10)                        5.56%
514 Avenida La Costa
San Clemente, CA 92672

-----------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of September 28, 2001, are deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person.

(2) Includes: (i) 659,290 shares of Common Stock owned by Robert C. Brehm Consulting, Inc., of which Mr. Brehm is the President, and (ii) 637,917 shares of Common Stock issuable under stock options and warrants of which 21,250 were issued to ASCI Profit Sharing Plan, exercisable within 60 days of September 28, 2001.

(3) Includes: (i) 5,000 shares of Series D Preferred Stock convertible into 500,000 shares of Common Stock; and (ii) 550,000 shares of Common Stock issuable under stock options exercisable within 60 days of September 28, 2001.

 (4) Includes: (i) 665 shares of Series B Preferred Stock convertible into 3,325 shares of Common Stock; (ii) 1,250 shares of Common Stock owned by First Venture Group Inc., an affiliated company of Roger K. Knight; and (iii) 150,000 shares of Common Stock issuable under stock options exercisable within 60 days of September 28, 2001.

(5)      Includes (i) 600 shares of Common Stock owned by Kathrina B. Nagel;
         (ii) 1,400 shares of Series C Preferred Stock convertible into 140,000 shares of Common Stock and (iii) and 100,000 shares of Common Stock issuable under stock options exercisable within 60 days of September 28, 2001.

(6)      Shares owned by Common Media Services, Inc. of which Robert Key is
         President.

(7) Includes 50,000 shares of Common Stock issuable under stock options exercisable within 60 days of September 28, 2001.

(8) Includes 50,000 shares of Common Stock issuable under stock options exercisable within 60 days of September 28, 2001.

(9) Includes 2,093,259 shares of Common stock issuable under stock options, warrants or convertible securities held by directors and executive officers exercisable or convertible within 60 days of September 28, 2001.

(10) Includes (i) 308,167 shares of Common Stock issuable from the conversion of Series C Preferred Stock and (ii) 166,667 shares of Common Stock issuable from the conversion of a note payable within 60 days of September 28, 2001.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         The certificate of incorporation of U.S. Microbics authorizes it to issue up to 150,000,000 shares of Common Stock, par value $.0001 per share. Of the 150,000,000 shares of Common Stock authorized, 19,835,688 shares are issued and outstanding as of September 28, 2001.

         Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors from funds legally available for such dividends. Upon liquidation, holders of shares of Common Stock are entitled to a pro rata share in any distribution available to holders of Common Stock. The holders of Common Stock have one vote per share on each matter to be voted on by stockholders, but are not entitled to vote cumulatively. Holders of Common Stock have no preemptive rights. All of the outstanding shares of Common Stock are, and all of the shares of Common Stock offered for resale in connection with this prospectus will be, validly issued, fully paid and non-assessable.

WARRANTS

         There are outstanding warrants to purchase 258,960 shares of Common Stock at a price of $2.00 per share for 250,000 warrants and $0.89 for 8,960 warrants. These warrants were issued to Swartz on January 24, 2000 (250,000) and September 22, 2000 (8,960) in consideration of Swartz's commitment to enter into the Investment Agreement and for the purchase of common stock. The warrants expire on January 24, 2005 and September 22, 2005 respectively. The holders of the warrants have the right to have the Common Stock issuable upon exercise of the warrants included on any registration statement U.S. Microbics files, other than a registration statement covering an employee stock plan or a registration statement filed in connection with a business combination or reclassification of its securities.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

         The balance sheets as of September 30, 2000 and 1999 and the statements of operations, stockholders' (deficit) equity and cash flows for the years ended September 30, 2000 and 1999, included in this prospectus, have been included herein in reliance on the report of Bradshaw, Smith & Co., LLP, independent auditors, which includes an explanatory paragraph on U.S. Microbics' ability to continue as a going concern, given on the authority of that firm as experts in accounting and auditing.

         The legality of the securities offered hereby has been passed upon by Pollet & Richardson, Los Angeles, California.

                             DESCRIPTION OF BUSINESS

Overview

         U.S. Microbics Inc., is a Colorado corporation. We were originally incorporated in 1984 in Colorado under the name Venture Funding Corporation. On June 3, 1993, the name was changed to Colonial Venture Funding, Inc., and we changed to our present name of U.S. Microbics, Inc. on March 25, 1998.

         U.S. Microbics is building an environmental biotech company utilizing the proprietary microbial technology, bioremediation patents, knowledge, processes and unique microbial culture collection developed over 30 years by the late George M. Robinson and his daughter Mery C. Robinson (collectively, the "Microbial Technology"). U.S. Microbics creates and markets proprietary microbial technologies that provide natural solutions to many of today's environmental problems. U.S. Microbics' microbes or "bugs" can be used to break down various substances, including oil, diesel, fuel, arsenic, certain toxic waste, and certain water and soil contamination. U.S. Microbics intends to leverage the products, applications and customer contacts developed by the Robinsons to apply, develop, license and commercialize the Microbial Technology. U.S. Microbics believes that it can build the foundation for the international commercialization of its proprietary products based on the Microbial Technology for applications in the global environmental, manufacturing, agricultural and natural resource markets. Unlike certain other start-up companies that need to develop a product or technology and find a market and customers, U.S. Microbics already has advanced, proprietary technology, as well as products that have been utilized in various environmental and agricultural applications worldwide. U.S. Microbics is in the process of determining and obtaining the capital, personnel and manufacturing and distribution capacity necessary to commercialize the Microbial Technology.

         U.S. Microbics' initial objective is to establish itself as a leading provider of environmental technology and products to companies in the United States through the licensing of technology that meets governmental standards, is environmentally friendly, is easy to manufacture and apply and yields profit for its licensees. To achieve this objective, U.S. Microbics intends to focus its strategy on the following three elements:

         o licensing its bioremediation technology to high-volume end-users for hydrocarbon waste cleanup;
         o developing a manufacturing center for its proprietary microbial blends; and
         o licensing its technology to entities for use in specific vertical markets and territories, site clean-up and maintenance products, agricultural growth enhancement and aquaculture/mariculture applications.

         U.S. Microbics' achievement of its objectives is highly dependent, among other factors, on its ability to raise the necessary capital to build the production facility that will supply potential new customers and satisfy the potential demand from prior customers that previously utilized products based on the Microbial Technology. U.S. Microbics intends to raise additional working capital through the sale of shares of its Common Stock ("Common Stock") and preferred stock or debt and through potential licensing arrangements. There can be no assurance that U.S. Microbics will raise such capital on terms acceptable to it, if at all. U.S. Microbics' failure to obtain adequate financing may jeopardize its existence. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources." Business Development

         U.S. Microbics was incorporated in the State of Colorado on December 7, 1984 under the name "Venture Funding Corporation" and has been engaged in a variety of operations since inception. U.S. Microbics amended its Articles of Incorporation in June 1993 to change its name to Global Venture Funding, Inc. Global Venture Funding, Inc., amended its Articles of Incorporation in May 1998, changing its name to U.S. Microbics, Inc. and its stock trading symbol on the Over-The-Counter Bulletin Board to "BUGS." U.S. Microbics' fiscal year ends on September 30.

U.S. Microbics has six wholly-owned subsidiaries:
         1.       XyclonyX;
         2.       West Coast Fermentation Center ("WCFC");
         3.       Sub Surface Waste Management, Inc. ("SSWM");
         4. Sol Tech Corporation, d.b.a. Wasteline Performance Corporation ("Sol Tech");
         5.       Bio-Con Microbes ("Bio-Con"); and
         6.       Applied Microbic Technologies, Inc. ("AMTI").

         Bio-Con Microbes has a wholly-owned Natura Agricultura, S.A. d. C.V., subsidiary formed in Mexico August 23, 2000.

         WCFC's primary business is to cultivate microbial cultures that are to be sold to other subsidiaries of U.S. Microbics. SSWM's business is to assemble and sell BIO-RAPTOR(TM) and hydrocarbon treatment products using technology licensed from XyclonyX. Sol Tech and Bio-Con are companies formed to service the waste treatment and agriculture markets, respectively. AMTI intends to sell products to oil and gas operators that use microbial blends that are specially formulated for Microbially Enhanced Oil Recovery (MEOR). U.S. Microbics' strategy is to maintain the Microbial Technology formulas with the technology experts at XyclonyX, produce the microbe blends and formulations in its WCFC fermentation facility and utilize sales subsidiaries to sell and license the microbe solutions to targeted customers.

         U.S. Microbics intends to obtain private financing for additional equity to provide working capital for current overhead costs as well as to finance startup costs for its wholly-owned subsidiaries and to fund potential acquisitions.

Organizational Structure

         U.S. Microbics has developed an organizational structure of multiple corporations for the purpose of segmenting its operations into distinct units for proprietary microbe or "bug" production, research and development ("R&D"), licensing and patent protection and the intended sale and licensing of microbial products to specific market segments. As the public holding company, U.S. Microbics intends to coordinate the deployment of the Microbial Technology to its subsidiaries that in turn will license the technology and sell products to end users. Several of U.S. Microbics' subsidiaries utilize corporate names that have been used successfully by predecessor companies selling the Microbial Technology.

U.S. Microbics and its subsidiaries are described more fully below:

U.S. Microbics, Inc.

U.S. Microbics intends to profitably orchestrate the operations of its subsidiaries and to provide administrative functions at beneficial economies of scale. U.S. Microbics initially intends to acquire the capital needed to fund the production plant, to acquire the necessary personnel and facilities and to operate the individual subsidiaries. U.S. Microbics then intends to allocate its resources among the subsidiaries so that they can operate profitably within the organizational structure. Also, U.S. Microbics will provide to its subsidiaries public relations, accounting, legal, human resources, capital acquisition and merger and acquisition services.

XyclonyX

XyclonyX intends to research, develop, formulate, protect, apply, acquire, license and transfer its technologies, consisting of patents, proprietary knowledge, products, processes and personnel, in the environmental, petrochemical, agriculture and waste treatment marketplaces. XyclonyX has developed a formulation for mass producing proprietary microbial blends in liquid and powder forms that U.S. Microbics believes is highly concentrated, cost effective and difficult to replicate.

West Coast Fermentation Center

WCFC manufactures microbial blends by using fermentation technology, powder blending techniques and combinatorial liquifaction including microbial blends for the Remediline(TM), Wasteline(TM) and Bi-Agra(TM) product lines. WCFC intends to build a larger microbe laboratory, pilot plant and quality control center to meet projected production demands in fiscal year 2002 if additional funds are generated from sales and/or equity/debt funding.

Sub-Surface Waste Management, Inc.


SSWM develops, manufactures and distributes engineered remediation solutions for clean-up of toxic waste releases to soil and/or groundwater. To date, these services have been sold principally in the U.S. and Scotland. Treatment may be in situ, using wells and subsurface injection/extraction points to administer the Company's proprietary microbial blends for bioremediation of various waste streams. The Company also provides ex situ treatment services using its Bio-RaptorTM system in conjunction with its proprietary microbial blends, providing direct technical engineering consultation as needed.

The Company's products consist of unique collections of microbial cultures developed over a thirty year period. The Company has cultured specific microbial blends to address specific identified wastes. The Company's in-house technicians work with an assigned Project Engineer to develop a site-specific engineered-remedial solution that will meet or exceed regulatory agency requirements.

Some of the past uses of the Company's products and processes include, but are not limited to, the following:

         o in situ bioremediation of underground contaminants in soil and/or groundwater;

         o        ex situ bioremediation of contaminants; and

         o open-water (both fresh and marine) containment/treatment bioremediation.

The Company's remediation technologies, including those currently being developed, meet the requirements of the various industries as well as the EPA provisions for application of naturally occurring and non-genetically modified microbes. Management believes that the Company's products are superior to existing technologies in terms of energy efficiency, ease of manufacturing, breadth of usefulness and cost. The Company's microbial products have received approval as "relatively safe" from the U.S. Department of Agriculture, its highest rating.


Sol Tech Corporation

Sol Tech has delivered limited quantities of waste treatment and odor control products (Wasteline(TM)) to customers in the hospitality, energy generation, restaurant and assisted living markets. Sol Tech also has provided technical support services to customers in these markets. U.S. Microbics has submitted sales proposals for municipal waste treatment in California and Florida, prison system use in Texas, municipal solid waste treatment in Massachusetts and composting use in Central California. In addition, Sol Tech has developed a training course for customer support and training for new licensees of waste treatment and odor control products.

Bio-Con Microbes, Inc.

Bio-Con has delivered limited quantities of Bi-Agra(TM) products to customers in the United States and Mexico for agricultural uses, including animal manure remediation, greenwaste compost applications and bio-dynamic soil amendments for vineyards, and has provided related technical support services. Bio-Con intends to generate sales and support for customers with agricultural operations. In addition, Bio-Con will need to implement a customer support and training program as the number of new licensees and customers increases.

Applied Microbic Technology, Inc.

AMTI intends to license customers in the United States to use microbial blends that are specially formulated for Microbially Enhanced Oil Recovery (MEOR) and to provide related technical support services.

Product/Service Profile

U.S. Microbics intends to license its patented technology, manufacture and sell its proprietary blends and educate and train customers concerning the proper use and application of its products. U.S. Microbics' major products and processes include the following:

         1.       in-situ bioremediation of underground contaminants;
         2.       surface enclosed and open bioremediation of contaminants;
         3. open-water-both fresh and marine-containment/treatment bioremediation;
         4.       habitat restoration of environmentally "challenged" areas;
         5. increased agriculture/aquaculture and mariculture food production; and
         6. decreased water and fertilizer use in agricultural applications.



         In addition, the Microbial Technology and related products can be used in niche markets, such as agriculture, decorative water Description of Typical Use landscape maintenance and restaurant grease traps. With services and products covering a variety of potential applications, U.S. Microbics believes that it is positioned to offer customer-driven applications that are cost effective and beneficial to its future customers.

         The SSWM BIO-RAPTOR(TM) is a patented bioremediation shredder, sprayer and conveyor system for the cleanup of hydrocarbon contaminated soils. It treats soil contamination on-site, reducing costs, increasing material treatment surface area and aeration, reducing retention time, and lowering potential liability through on-site treatment and the elimination of risks relating to contaminant transportation and site downtime. The BIO-RAPTOR(TM) consists of the Microbial Application System(TM) (MAS) which is comprised of the sprayer, pump and activation system, and a separate shredder and conveyor system. The MAS can be adapted to existing shredder/conveyor systems of prospective customers.

         In addition to the above ground BIO-RAPTOR(TM) process, U.S. Microbics offers in-situ treatment for hydrocarbon reduction, a process that does not require soil excavation. The in-situ and BIO-RAPTOR(TM) processes for waste decomposition use non-genetically-engineered blends of naturally-occurring microbes, which are effective in hard-to-reach contaminated areas and/or environmentally sensitive locations.

         U.S. Microbics' blends and bioprocessing treatment systems also are available for agricultural yield enhancement, odor control, waste pretreatment and stabilization, sewer/drain preventive maintenance, and fly control for dairies and feedlots and feedlot waste cogeneration. U.S. Microbics also offers a drain maintenance and grease trap program for restaurants, hotels, resorts and the hospitality industry. With the current emphasis on water and resource conservation, another application involves algae control for decorative ponds and golf course lakes and the use of reclaimed water for site irrigation.

Customer Profile

         U.S. Microbics plans to license its technology and sell its products to customers that utilized the Microbial Technology in the bioremediation, agricultural and waste treatment industries. U.S. Microbics believes that many customers require natural solutions for "better-faster-cheaper" waste treatment, increased food production and lower water and natural resource consumption. U.S. Microbics further believes that future customers could include contractors, insurance companies, petrochemical manufactures, land fill operators, farmers, nurseries, food processors, restaurants, municipalities, state and federal governments, golf courses, water districts, fisheries, banks and financial institutions.

Technology Overview

PRODUCT LINES. U.S. Microbics currently has four product lines that are defined in the following table:

         Product Line

         BIO-RAPTOR(TM)    BIO-RAPTOR(TM)and Microbial Application System(TM)
         Wasteline(TM)     Anaerobic and Aerobic Waste Treatment Products
         Remediline(TM)    Hydrocarbon Treatment Products
         Bi-Agra(TM)       Agricultural, Aquaculture and Mariculture Treatment
                           Products, Biological Pesticides, Bio-Dynamic Products

PATENTS. The process patents to be licensed by XyclonyX include the following: decontamination of hydrocarbon contaminated soil--U.S. patent #5,039,415; and oil contamination clean up by use of microbes and air--U.S. patent 5,334,533. XyclonyX also owns the Australian patent #652103 entitled "Decomposition of Hydrocarbon Contaminated Soil."

CULTURE COLLECTION. U.S. Microbics, through XyclonyX, has the rights to use a culture collection developed by George M. Robinson and Mery C. Robinson during the past 30 years. The proprietary culture collection consists of 30 microbes that are combined into unique consortiums to solve particular environmental problems, increase agricultural production, reduce water consumption or increase oil production. The unique collection of microbes and the specific combinations of bacteria comprise the products to be manufactured by WCFC.

RESEARCH AND TECHNICAL NOTES. The research and technical notes of George M. Robinson consist of 30 years of theoretical and empirical research leading to the successful formulae for microbe separation, ultra-high yield fermentation, consortium formulations for specific problem solving tasks, long term storage of microorganism and completion of field-successful applications.

RESEARCH AND DEVELOPMENT. During each of the last two fiscal years, U.S. Microbics has incurred minimal R&D expenditures relating to its activities for microbial blends and associated processes.

Market Segments Targeted

U.S. Microbics has identified the following nine market segments in which its product lines have been sold successfully by predecessor companies. U.S. Microbics and its subsidiaries plan to sell products to the same market segments.

------------------------ --------------------- --------------------------------------------------------------
                                       Product Line Series Designation
------------------------ --------------------- --------------------------------------------------------------
Market                   Description           BIO-RAPTOR(TM) Remediline(TM)    Wasteline(TM)   Bi-Agra(TM)
------------------------ --------------------- -------------- ----------------- --------------- -------------
Commercial -R            Retail Customer                      X                 X               X
                         Outlets
------------------------ --------------------- -------------- ----------------- --------------- -------------
Commercial - W           Wholesale to                         X                 X               X
                         Commercial Accounts
------------------------ --------------------- -------------- ----------------- --------------- -------------
Industrial               Industrial Accounts   X              X                 X               X
------------------------ --------------------- -------------- ----------------- --------------- -------------
Municipal                City, State and       X              X                 X               X
                         Federal Governments
------------------------ --------------------- -------------- ----------------- --------------- -------------
Agricultural             Food/Non-Food         X              X                 X               X
                         Growers
------------------------ --------------------- -------------- ----------------- --------------- -------------
Manufacturing            Food Processors,                     X                 X               X
                         Lumber, Textile
------------------------ --------------------- -------------- ----------------- --------------- -------------
Energy                   Oil & Gas Operators   X              X                 X               X
------------------------ --------------------- -------------- ----------------- --------------- -------------

Human Resources

         As of September 30, 2001, U.S. Microbics had 13 full-time employees and 14 full-time and part-time consultants, for a combined total of 27 employees and consultants. U.S. Microbics' personnel are employed as follows: 5 in administrative functions; 12 in production support and manufacturing; 2 in promotion; and 8 in sales. During fiscal year 2002, U.S. Microbics intends to hire additional consultants and employees in the areas of manufacturing, administration, sales and marketing, and customer support. In particular, Microbics must recruit qualified personnel for key positions in its microbial manufacturing and sales operations, including qualified personnel for product management, quality control functions, web design and maintenance, and experienced sales consultants. U.S. Microbics' failure to effectively recruit, hire, train and manage qualified personnel could have a material adverse effect on its business, financial condition and results of operations. See "Risk Factors-Our success depends in large part on our ability to attract and retain key employees and management."

Technical Advisory Group

XyclonyX has assembled the following team of technical advisors to assist with its operations:

         o Zak Hassanian, Ph.D.-recognized expert in industrial-scale biological fermentation, manufacturing and production and President and CEO of Prima Pharma, a pharmaceutical biotechnology reagent company;

         o Dominic Colasito, Ph.D.-microbiologist and co-patent holder of BIO-RAPTOR(TM)with extensive fermentation and field application experience; and

         o Jack Smith-co-patent holder of BIO-RAPTOR(TM) with extensive field experience in microbial bioremediation for various applications including agricultural use.

Sales and Marketing

Marketing and Licensing

U.S. Microbics believes that it is well positioned to exploit numerous market opportunities through a controlled licensing and microbial production program. This program will allow U.S. Microbics to direct resources to research and marketing rather than to heavy equipment manufacturing.

Marketing Plan

U.S. Microbics' marketing plan employs several strategies:

DIRECT SALES BY U.S. MICROBICS' EMPLOYEES. U.S. Microbics' marketing personnel have identified, contacted and shipped products to U.S.-based companies in the oil refining, waste treatment, hospitality, wine and agricultural industries. U.S. Microbics sells a technology-licensing package to interested companies, using exclusive and non-exclusive agreements depending upon the technology and geographic area licensed.

INDEPENDENT DISTRIBUTORS. Independent distributors specialize in specific vertical markets where products based on the Microbial Technology augment existing distributed products. As an additional revenue source, U.S. Microbics will distribute the products based on the Microbial Technology under territory licenses and sell them at wholesale to distributors.

INTERNET COMMERCE. U.S. Microbics currently uses the Internet for distributing information about its products and application results. U.S. Microbics currently plans to offer certain products via the Internet directly to end-users and consumers in fiscal year 2002.

OTHER. U.S. Microbics intends to engage in direct advertising, professional conference participation and humanitarian support of environmentally responsible projects. U.S. Microbics has placed advertising in various trade publications and has participated in Brownfield conferences, and was a co-sponsor of the In situ and Onsite Bioremediation Symposium. In addition, U.S. Microbics' products have been showcased in Waste Treatment Technology News, Landscape Contractor Magazine, San Diego Business Journal and the San Diego Daily Transcript.

Market Opportunities

U.S. Microbics plans to build sales both geographically and along product lines through two strategies. First, U.S. Microbics plans to generate sales of its proposed products and services based on the Microbial Technology in as many countries and product lines as possible. Second, U.S. Microbics intends to develop additional technologies based on its existing technology and market such technologies to existing and new customers.

Key Benefits

U.S. Microbics intends to provide profitable niche opportunities for various companies in the bioremediation, petroleum production, hazardous/toxic waste reduction, municipal waste, landfill mitigation, agricultural and aqua/mariculture markets. U.S. Microbics believes that the key benefits of its products and services based on the Microbial Technology include:

         o proprietary mass production techniques that can be used in third world countries;
         o        high "bug density count" offering efficient products;
         o        unique microbial cultures developed over multiple years;
         o        utilization of naturally occurring bacteria;
         o environmentally friendly products and services that meet governmental standards and are easy to apply;
         o        efficient results at affordable prices;
         o        ease of shipment using regular carriers;
         o potential for on-site growth of products for special applications;
         o        applications of products by low skilled workers; and
         o        protected market opportunities through patent protection.

         U.S. Microbics believes that the foregoing benefits affect significantly replacement, retrofit and new applications in its identified markets. In addition, if new applications in prospective markets become economically feasible, then U.S. Microbics will offer these applications to companies that wish to exploit such opportunities. U.S. Microbics believes that the products and services based on the Microbial Technology, when licensed and offered by U.S. Microbics, will combine well with recent technological developments that have focused on micro-miniaturization, low energy/high efficiency requirements and environmentally friendly and high profit relationships.

Endorsements

         U.S. Microbics is engaged in educational and advocacy-building activities that it believes will lead to professional, educational, business, environmental and utility-provider endorsements. U.S. Microbics believes that these entities will endorse its products and services as they are further introduced to the merits of the Microbial Technology under development, its wide application potential and related environmental and energy production enhancement and cost savings.

Manufacturing

         U.S. Microbics opened its new facility for the production of microbial blends in September 1998 and commenced shipments and inventory buildup in December 1999. During fiscal year 1999, U.S. Microbics expanded its manufacturing capacity to supply the potential demand for its products at its leased facility located in Carlsbad, California. U.S. Microbics also shipped products for waste treatment, odor control, bioremediation and agricultural use during fiscal year 2001.

         U.S. Microbics may use third-party outsourcing arrangements for the manufacture and supply of certain products and/or components to augment its internal manufacturing capacity. U.S. Microbics currently performs fermentation, blending, packaging and shipping activities at its Carlsbad facility. U.S. Microbics' development of its internal manufacturing capacity depends in large part on its ability to raise sufficient capital for this purpose. There can be no assurance, however, that U.S. Microbics will raise sufficient capital or that it will develop adequate manufacturing capacity, the failure of either of which could have a material adverse effect on U.S. Microbics' business, financial condition and results of operations.
Licenses

         XyclonyX has granted exclusive marketing licenses to its sister subsidiaries for use of the Microbial Technology in the United States. These licenses were granted to Bio-Con-agriculture and aqua/mariculture, SSWM (BIO-RAPTOR(TM)), and Sol Tech -- sewage treatment. A U.S. manufacturing license was granted to WCFC. The MEOR technology was licensed to AMTI during fiscal year 1999.

Environmental Matters

         U.S. Microbics believes that its operations currently comply in all material respects, with applicable federal, state and local laws, rules, regulations and ordinances regarding the discharge of materials into the environment. U.S. Microbics does not believe that maintaining such compliance will have a material impact on its capital expenditures, future earnings and competitive position. No material capital expenditures for environmental control facilities presently are planned. Although the environmental technology opportunities are numerous and U.S. Microbics has shipped products and has licensed its technology, the ability to finance, build and profitably manufacture the microbial blends has not yet been achieved. U.S. Microbics' failure to operate such a plant in a profitable manner could materially affect the financial results and the amount of capital required to operate the business in the future.

Government Approvals

         U.S. Microbics is not aware of any additional government approvals that are needed for its products or services other than permits associated with the use of the BIO-RAPTOR(TM) on a specific site. These permits may include a conditional use permit, to compost or treat contaminated soil, and permits for water usage, air quality, and toxic substances to be treated. The lead-time for permits can vary from several weeks to a year or more depending on site-specific circumstances. These lead times may prevent U.S. Microbics from delivering BIO-RAPTOR(TM) on a timely basis for specific site applications including soil recycling centers and/or transportable BIO-RAPTOR(TM) applications.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF U.S. MICROBICS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. U.S. MICROBICS' ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THE DIFFERENCES ARE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. U.S. MICROBICS UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT ANY FUTURE EVENTS OR CIRCUMSTANCES.

OVERVIEW

         During fiscal year ended September 30, 2000, U.S. Microbics' efforts were directed to developing its biotechnology product line, fund raising, building organizational infrastructure and the continued construction of manufacturing facilities for production and shipment of microbes for remediation of hydrocarbons, sewage treatment and agriculture applications and for the retrofitting and shipment of the BIO-RAPTOR(TM). U.S. Microbics conducted product demonstrations to show the efficacy of the microbial products in hydrocarbon applications, odor control, waste management, manure and green-waste conversion to compost, and restaurant and hotel applications. A technical support team consisting of hydrocarbon, sewage and agriculture specialists was hired and trained, a catalogue of products was produced in printed and Internet downloadable form, training courses were developed and given for new users and a sales and marketing training program was developed. U.S. Microbics has implemented its in-house fermentation production and is increasing capacity to supply sufficient microbes to meet sales projections for fiscal year 2002.

RESULTS OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2000 COMPARED TO YEAR ENDED SEPTEMBER 30, 1999

         The Company had revenues of $18,900 for fiscal year 2000 compared with sales revenues of $66,900 during the fiscal year ended September 30, 1999. The Company incurred a net loss of $2,550,900 in fiscal year 2000 compared to a net loss of $2,932,500 in fiscal year 1999. During fiscal year 2000 the Company had limited revenues, but raised capital for its new biotechnology operations, entered its new administration and manufacturing site and increased its personnel in preparation for manufacturing proprietary microbial blends during fiscal year 1999. The Company had gross losses during fiscal years 2000 and 1999 due to the lack of sales.

         Selling, general and administrative ("SG&A") expenses for fiscal year 2000 totaled $2,496,800 compared to $2,775,700 in fiscal year 1999. SG&A expenses consisted of accounting, legal, consulting, public relations, subsidiary startup and organization and fund raising expenses. SG&A expenses also included non-cash charges from the issuance of stock and stock options in the amounts of $535,900 for fiscal year 2000 and $410,100 for fiscal year 1999, a year-to-year increase of $125,800. The Company used stock in lieu of cash to conserve its cash resources.

         Interest expense for fiscal year 2000 was $16,700. Interest expense for fiscal year 1999 was $1,600, consisting of interest associated with notes that were paid down with stock and cash payments during the fiscal year.

         As a result of the above-mentioned expenses, net losses decreased from $2,932,500 in fiscal year 1999 to $2,550,900, in fiscal year 2000.

         The Company experienced total net losses of $2,550,900 for the fiscal year ended September 30, 2000 and total net losses of $2,932,500 for the fiscal year ended September 30, 1999. Net loss per share decreased from a net loss per share of $0.58 in fiscal year 1999 to a net loss per share of $0.32 in fiscal year 2000.

         There was no provision for income taxes in either fiscal year 1999 or fiscal year 2000 due to no taxable income.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents totaled $162,900 on September 30, 2000, compared to $125,400 for the prior fiscal year. During the fiscal year 2000, net cash used by operating activities totaled $1,870,500 compared to $1,911,200 for fiscal year 1999. Operating activities included payments for accounting, legal fees and professional services.

         Net cash provided by financing activities for fiscal year 2000 totaled $1,943,500 compared to $1,987,700 for the prior fiscal year. Net cash used by investing activities during fiscal year 2000 totaled $35,500 for the purchase of property and equipment. The above cash flow activities provided a net cash increase of $37,500 during fiscal year 2000 compared to a net cash decrease of $191,200 during fiscal year 1999.

         Net working capital (current assets less current liabilities) was a negative $726,000 as of September 30, 2000 and $554,800 as of September 30, 1999. During the twelve months ended September 30, 2000, the Company raised $1,846,400, net of placement fees of approximately $67,500 from private placements of Series C Preferred Stock. The Company will need to continue to raise funds through various financings to maintain its operations until such time as cash generated by operations is sufficient to meet its operating and capital requirements. There can be no assurance that the Company will be able to raise such capital on terms acceptable to the Company, if at all. The Company had long-term debt of $900, net of the current portion of $4,900, as of September 30, 2000, resulting from a long-term capital equipment lease. There was $5,300 long-term debt as of September 30, 1999.

         Total Shareholders' (deficit) increased to ($410,700) in fiscal year 2000 from ($293,100) in fiscal year 1999. Stock options increased to $1,130,900 in fiscal year 2000 from $963,400 in fiscal year 1999. Additional paid in capital increased to $10,723,300 in fiscal year 2000 from $6,212,900 in fiscal year 1999.

         To date, the Company has financed its operations principally through borrowings and private placements of equity securities and debt. The Company will need additional capital to continue its operations and will endeavor to raise funds through the sale of equity shares and revenues from operations. There can be no assurance that the Company will obtain sufficient capital or generate revenues on acceptable terms, if at all. Failure to obtain such capital or generate such revenues would have an adverse impact on the Company's financial position and results of operations and ability to continue as a going concern.

         During fiscal year 2002, the Company projects expenditures for plant and equipment to be approximately $1,000,000 and research and development costs of less than $1,000,000, assuming the Company raises projected capital. Research and development costs will be associated primarily with BIO-RAPTOR(TM) configuration for specific applications. The Company does not plan to increase its number of employees significantly by the end of fiscal year 2002.

Future Funding Requirements

         The Company's operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including: (i) the rate at which microbial products are shipped and generate profits; (ii) the necessary level of sales and marketing activities for environmental products; and (iii) the level of effort needed to develop additional distribution channels to the point of commercial viability.

         There can be no assurance that additional private or public financing, including debt or equity financing, will be available as needed, or, if available, on terms favorable to the Company. Any additional equity financing may be dilutive to shareholders and such additional equity securities may have rights, preferences or privileges that are senior to those of the Company's existing Common or Preferred Stock. Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on the operating flexibility of the Company. The failure of the Company to successfully obtain additional future funding may jeopardize the Company's ability to continue its business and operations.

FOR THE NINE MONTHS AND QUARTER ENDED JUNE 30, 2001 COMPARED TO THE NINE MONTHS AND QUARTER ENDED JUNE 30, 2000.


         The Company had revenues of $141,971 which includes $9,298 from related parties during the nine months ended June 30, 2001, as compared to $26,348 of revenues for the same period in fiscal 2000. Accounts receivable as of October 11, 2001, includes $22,815 of billings through June 30, 2001. Revenues for the nine months ended June 30, 2000 consisted primarily of bio-remediation of hydro-carbons in contaminated soil for and oil company and sales of microbial blends for grease trap remediation.

         Selling, general and administrative ("SG&A") expenses for first three quarters of fiscal year 2001 totaled $2,719,314 compared to $1,639,681 for the same period in fiscal year 2000. SG&A expenses for the first three quarters of fiscal year 2001 consisted of occupancy, payroll, accounting, legal, consulting, and public relations expenses.

         The Company incurred a net loss of $(2,785,744) and had negative cash flows from operations of $(1,246,566) for the nine months ended June 30, 2001 compared to a net loss of $(1,596,650) and negative cash flows from operations of $(1,363,559) for the nine months ended June 30, 2000. Basic and diluted net loss per share was $(.23) for the nine months ended June 30, 2001 compared to $(.22) for the nine months ended June 30, 2000. The small increase was due to a greater loss offset by an increase in the number of shares outstanding for the corresponding nin months ended June 30, 2000.

         Although the Company is has increased revenues during the last quarter of fiscal 2001, and expects to increase revenues for the fiscal year ended 2002, based on the current financial condition of the Company, additional capital will be required in order for the Company to maintain its ongoing operations. In order to continue implementing the Company's strategic plan, the Company is planning on raising up-to an additional $15,000,000 from private placements through its subsidiary Sub Surface Waste Management, Inc., during the first quarter of fiscal 2002. The funds are targeted primarily for the acquisition of Companies which will increase technical services capability on a nationwide basis ($8,000,000), purchase capital equipment ($1,500,000) and for working capital ($3,000,000). There can be no assurance that the Company will be able to raise such capital on terms acceptable to the Company, if at all or that the Company will be able to continue its operations..

         The Company will need additional capital to continue its operations and will endeavor to raise funds through the sale of equity shares and revenues from operations. There can be no assurance that the Company will obtain sufficient capital or generate revenues on acceptable terms, if at all. Failure to obtain such capital or generate such revenues would have an adverse impact on the Company's financial position and results of operations and ability to continue as a going concern.

         The Company's operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including: (i) the rate at which microbial products are shipped and generate profits; (ii) the necessary level of sales and marketing activities for environmental products; and (iii) the level of effort needed to develop additional distribution channels to the point of commercial viability.

         There can be no assurance that additional private or public financing, including debt or equity financing, will be available as needed, or, if available, on terms favorable to the Company. Any additional equity financing may be dilutive to shareholders and such additional equity securities may have rights, preferences or privileges that are senior to those of the Company's existing common or preferred stock. Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on the operating flexibility of the Company. The failure of the Company to successfully obtain additional future funding may jeopardize the Company's ability to continue its business and operations.

LIQUIDITY AND CAPITAL RESOURCES.

         Cash and cash equivalents totaled $ 1,036 and $162,900 at June 30, 2001 and September 30, 2000, respectively. Net cash used in operations was $1,246,566 for the nine months ended June 30, 2001, compared to $1,363,559 for the comparable period in fiscal 2000.

         During the nine months ended June 30, 2001, the Company raised $561,650 net of placement fees of approximately $37,600, from private placements of Series C preferred stock. As of June 30, 2001, the Company has negative working capital of $1,617,528 as compared to negative working capital of $726,000 as of June 30, 2000. The Company will need to continue to raise funds by various financing methods such as private placements to maintain its operations until such time as cash generated by operations is sufficient to meet its operating and capital requirements. There can be no assurance that the Company will be able to raise such capital on terms acceptable to the Company, if at all.

         To date, the Company has financed its operations principally through private placements of equity securities and debt. Subsequent to June 30, 2001 the Company has net borrowings from related parties $826,665, net of loan fees. The Company believes that it has sufficient cash to continue its operations through November 30, 2001, and expects that cash generated from anticipated private placements, public registrations and revenues during the first quarter of fiscal 2002 will enable it to fulfill cash needs for fiscal 2002 and through fiscal 2003 operations.

         On March 14, 2000 the Company entered into an Investment Agreement with Swartz Private Equity, LLC of Atlanta, Georgia for up to a $35 million equity line. The term sheet calls for a private equity line for the purchase of the Company's Common Stock, subject to registration and certain other conditions and limited to a percentage of dollar trading volume. On January 27, 2000, the Company issued a Warrant to Swartz for the purchase of up to 250,000 shares of Common Stock in connection with the proposed equity line. All of these warrants are currently exercisable. The warrant's exercise price currently equals the lesser of (i) the lowest closing bid price for the five trading days prior to January 10, 2000, as subject to an exercise price adjustment set forth in the warrant or (ii) the lowest closing bid price for five trading days prior to the date of execution of all of the equity line documents. On September 15, 2000, the completed its first sale of stock to Swartz, where Swartz purchased $44,798 worth of common stock at $.75 per share. In connection with the sale, Swartz received warrants to purchases 8,960 shares of the Company's common stock at a price of approximately $.89 per share.

         The Company's ability to utilize the Swartz equity line to raise additional significant capital is dependent on the price and volume of its common stock There is no assurance that these factors will allow the Company to raise needed capital.

         The Company owes approximately $275,000 in payroll taxes and has other payables of approximately $950,000. There can be no assurance that the Company will be able to raise capital on terms acceptable to the Company, if at all to liquidate these liabilities or that the Company will be able to continue its operations.

         The Company will need additional capital to continue its operations and will endeavor to raise funds through the sale of equity shares and revenues from operations. There can be no assurance that the Company will obtain sufficient capital or generate revenues on acceptable terms, if at all. Failure to obtain such capital or generate such revenues would have an adverse impact on the Company's financial position and results of operations and ability to continue as a going concern.

         The Company's operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including: (i) the rate at which microbial products are shipped and generate profits; (ii) the necessary level of sales and marketing activities for environmental products; and (iii) the level of effort needed to develop additional distribution channels to the point of commercial viability.

         There can be no assurance that additional private or public financing, including debt or equity financing, will be available as needed, or, if available, on terms favorable to the Company. Any additional equity financing may be dilutive to shareholders and such additional equity securities may have rights, preferences or privileges that are senior to those of the Company's existing common or preferred stock. Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on the operating flexibility of the Company. The failure of the Company to successfully obtain additional future funding may jeopardize the Company's ability to continue its business and operations.


                             DESCRIPTION OF PROPERTY

Since September 1998, U.S. Microbics has occupied 22,000 square feet of manufacturing and administration office space in the Carlsbad Research Center in Carlsbad, California. U.S. Microbics has a five-year lease commitment with a five-year option and right of first refusal on adjacent space. U.S. Microbics believes that this facility should provide adequate space for the next three years, at which time one or more of the subsidiaries may have to relocate to other space.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Over the past 6 months, our President, Robert C. Brehm, and our CEO, Mery C. Robinson, have made loans to the Company of approximately $820,000. The Company has repaid approximately $742,400 of these loans by the issuance of restricted common stock of the Company. As of September 30, 2001, the balance due to them on their loans was $77,600.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our common stock is traded on the OTC Electronic Bulletin Board under the symbol "BUGS." The following table sets forth the high and low bid prices of our common stock for each quarter for the years 1999 and 2000, and the first, second and third quarters-through June 30, 2001. The quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                          HIGH          LOW
1999
      First Quarter....................................  $4.87        $0.91
      Second Quarter...................................   5.44         3.63
      Third Quarter....................................   4.81         3.00
      Fourth Quarter...................................   3.88         2.75


                                                          HIGH          LOW
2000
     First Quarter.....................................  $3.88        $1.56
     Second Quarter....................................   2.03         2.00
     Third Quarter ....................................   1.13         1.00
     Fourth Quarter ...................................   1.62          .87


                                                          HIGH          LOW
2001
     First Quarter.....................................   $1.03        $.59
     Second Quarter....................................   $1.44        $.69
     Third Quarter ....................................   $1.20        $.56
     Fourth Quarter....................................    $.80        $.25

         As of September 28, 2001, there were approximately 1450 holders of record of our common stock. We have not paid any dividends on our common stock during the past two years. We expect to continue to retain all earnings generated by our operations for the development and growth of our business, and do not anticipate paying any cash dividends to our shareholders in the foreseeable future. The payment of future dividends on our common stock and the rate of such dividends, if any, will be determined by our board of directors in light of our earnings, financial condition, capital requirements and other factors.

                             EXECUTIVE COMPENSATION

SUMMARY OF COMPENSATION

         The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the Named Executive Officers, as defined below, for the fiscal years ended September 30, 2000, 1999 and 1998. The named executive officers (the "Named Executive Officers") are U.S. Microbics' Chief Executive Officer, regardless of compensation level, and the other executive officers of U.S. Microbics who each received in excess of $100,000 in total annual salary and bonus for fiscal year 2000. Compensation is shown in the following table:

                                           SUMMARY COMPENSATION TABLE

                               Annual Compensation              Long-Term Compensation
                                                                Awards                             Payouts

                                                                Restricted      Securities
Name and Principal    Fiscal                  Other Annual      Stock Awards    Underlying         All Other
Position              Year       Salary ($)   Compensation      ($)             Options/SARs (#)   Compensation

Robert C. Brehm(1)    2000          222,324         --                                                --
President
                      1999          191,166         --                             1,500,000          --
                      1998           75,675         --            900,000(3)         550,000          --
Mery C. Robinson(2)   2000          222,324         --                                                --
Chief Operating
Officer
                      1999          191,231         --             80,000(4)       1,500,000          --
                      1998           55,000         --             80,000(4)         550,000          --

(1)      Mr. Brehm's employment with U.S. Microbics commenced in July 1997.

(2)      Ms. Robinson's employment with U.S. Microbics commenced in September
         1997.

(3) During fiscal year 1998, Mr. Brehm received the following shares as bonus compensation: 2,000 shares of Series D Preferred Stock valued at $5.00 per share in October 1997, 7,000 shares of Series D Preferred Stock valued at $10.00 per share in November 1997, and 500 shares of Series D Preferred Stock valued at $20.00 per share in May 1998. Pursuant to an employment contract dated October 1, 1998, Mr. Brehm received options to purchase 1,000,000 shares of Common Stock; as of April 30, 2000, 300,000 shares have vested at a total value of $363,000. On September 6, 2001, Mr. Brehm exercised 500,000 of his options at $1.25 per option on a note given to the Company for $625,000.

(4) During fiscal year 1998, Ms. Robinson received the following shares as bonus compensation: 7,000 shares of Series D Preferred Stock valued at $10.00 per share in November 1997, and 500 shares of Series D Preferred Stock valued at $20.00 per share in May 1998. In addition, on October 19, 1998, the Board of Directors authorized the issuance of an additional 5,000 shares of Series D Preferred Stock to Ms. Robinson as compensation. Pursuant to an employment contract dated October 1, 1998, Ms. Robinson received options to purchase 1,000,000 shares of Common Stock; as of April 30, 2000, 300,000 shares have vested at a total value of $363,000. On September 6, 2001, Ms. Robinson exercised 500,000 of her options at $1.25 per option on a note given to the Company for $625,000.

                                    STOCK OPTION GRANTS

                           OPTION/SAR GRANTS IN LAST FISCAL YEAR

                         Number of         Percent of Total
                         Securities        Options/SARs
                         Underlying        Granted to
                         Options/SARs      Employees in      Exercise or Base    Expiration
Name                     Granted (#)       Fiscal Year       Price ($/SH)        Date

Bruce Beattie             150,000(1)           50%              1.00              08/22/06
Behzad Mirzayi            150,000(1)           50%              1.00              08/22/06

-------------------

 (1)     These options vest over a period of 6 years.

         OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL-END OPTION VALUES

         Set forth below is information with respect to exercises of stock options by the Named Executive Officers during the fiscal year ended September 30, 2001, and the fiscal year-end value of all unexercised stock options held by such persons.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                    Number of Securities
                                                    Underlying Unexercised            Value of Unexercised,
                                                    Options Held at                   In-the-Money Options at
                                                    Fiscal Year-End#                  Fiscal Year-End ($)(1)
                     Shares
                     Acquired on    Value
Name                 Exercise (#)   Realized ($)    Exercisable     Unexercisable     Exercisable    Unexercisable

Robert C. Brehm      500,000        210,000         550,000         400,000           -              -
Mery C. Robinson     500,000        210,000         550,000         400,000           -              -

(1) Based on the closing price of $0.34 for the shares of Common Stock of U.S. Microbics traded on the OTC Bulletin Board as of September 28, 2001.

EMPLOYMENT AND CONSULTING AGREEMENTS

         Effective October 1, 1998, U.S. Microbics entered into an employment agreement with Robert C. Brehm, U.S. Microbics' President and Chief Executive Officer. Mr. Brehm's employment agreement provides for a term of five years, an initial annual base salary of $180,000, salary increases of $30,000 per annum and discretionary incentive bonuses. Pursuant to the employment agreement, U.S. Microbics granted to Mr. Brehm stock options covering 1,000,000 shares of Common Stock exercisable at $1.25 per share. These stock options will vest in ten equal installments of 100,000 shares commencing on April 1, 1999 and on the first day of each six-month period thereafter. If the ownership or control of U.S. Microbics is changed with respect to over 30% of the issued and outstanding shares of Common Stock, Mr. Brehm will have the right to exercise 100% of his unvested stock options. All unvested stock options are subject to cancellation by U.S. Microbics if Mr. Brehm's employment with U.S. Microbics is terminated at any time prior to the term of the employment agreement.

         Effective October 1, 1998, U.S. Microbics entered into an employment agreement with Mery C. Robinson, its Chief Operating Officer. Ms. Robinson's employment agreement provides for a term of five years, an initial annual base salary of $180,000, salary increases of $30,000 per annum and discretionary incentive bonuses. Pursuant to the employment agreement, U.S. Microbics granted to Ms. Robinson stock options covering 1,000,000 shares of Common Stock exercisable at $1.25 per share. These stock options will vest in ten equal installments of 100,000 shares commencing on April 1, 1999 and on the first day of each six-month period thereafter. If the ownership or control of U.S. Microbics is changed with respect to over 30% of the issued and outstanding shares of Common Stock, Ms. Robinson will have the right to exercise 100% of her unvested stock options. All unvested stock options are subject to cancellation by U.S. Microbics if Ms. Robinson's employment with U.S. Microbics is terminated at any time prior to the term of the employment agreement.

         U.S. Microbics has entered into consulting agreements for various services, including public relations, marketing, technology transfer and engineering services. U.S. Microbics typically has compensated its consultants through stock options and share issuances.

COMPENSATION OF DIRECTORS

Members of the Board of Directors are not compensated for serving as directors of U.S. Microbics.

                              INVESTMENT AGREEMENT

         On March 14, 2000, U.S. Microbics entered into an amended Investment Agreement with Swartz. The amended Investment Agreement entitles U.S. Microbics to issue and sell its Common Stock to Swartz for up to an aggregate of $35 million from time to time during the period ending three years after initial effective date. Each election by U.S. Microbics to sell stock to Swartz is referred to as a put right.

         PUT RIGHTS. In order to invoke a put right, U.S. Microbics must have an effective registration statement on file with the SEC registering the resale of the shares of common stock that may be issued as a consequence of the exercise of that put right. U.S. Microbics must also give at least 10 but not more than 20 business days' advance notice to Swartz of the date on which U.S. Microbics intends to exercise a particular put right, and U.S. Microbics must indicate the maximum number of shares of Common Stock that U.S. Microbics intends to sell to Swartz. At its option, U.S. Microbics may also designate a maximum dollar amount of Common Stock that it will sell under the put and/or a minimum purchase price per common share at which Swartz may purchase shares under the put. The minimum purchase price for a given put, if U.S. Microbics chooses to designate one, may not exceed 85% of the closing bid price of its Common Stock on the date on which U.S. Microbics gives Swartz advance notice of its exercise of a put right. The number of the common shares sold to Swartz may not exceed the lesser of 15% of the aggregate daily reported trading volume during a period that begins on the business day immediately following the day U.S. Microbics exercises the put right and ends on and includes the day that is 20 business days after the date U.S. Microbics exercises the put right, or 9.99% of the total number of shares of Common Stock that would be outstanding upon completion of the put.

         For each share of Common Stock, Swartz will pay U.S. Microbics the lesser of:

         o        the market price for such share, minus $.10, or
         o        92% of the market price for the share;

provided, however, that Swartz may not pay U.S. Microbics less than the designated minimum per share price, if any, that U.S. Microbics indicates in its notice.

         Market price is defined as the lowest closing bid price for the Common Stock on its principal market during the pricing period. The pricing period is defined as the 20 business days immediately following the day U.S. Microbics exercises the put right.

         WARRANTS. Within five business days after the end of each pricing period, U.S. Microbics is required to issue and deliver to Swartz a warrant to purchase a number of shares of Common Stock equal to 15% of the common shares issued to Swartz in the applicable put. Each warrant will be exercisable at a price that will initially equal 110% of the market price on the date on which U.S. Microbics exercised the put right. Each warrant will be immediately exercisable and have a term beginning on the date of issuance and ending five years thereafter.

         LIMITATIONS AND CONDITIONS PRECEDENT TO OUR PUT RIGHTS. Swartz is not required to acquire and pay for any shares of Common Stock with respect to any particular put for which, between the date U.S. Microbics gives advance notice of an intended put and the date the particular put closes, U.S. Microbics has:

         o announced or implemented a stock split or combination of its Common Stock;
         o        paid a common stock dividend;

         o made a distribution of all or any portion of its assets or evidences of indebtedness to the holders of its Common Stock; or
         o consummated a major transaction, such as a sale of all or substantially all of its assets or a merger or tender or exchange offer that results in a change of control of U.S. Microbics.

         SHORT SALES. Swartz and its affiliates are prohibited from engaging in short sales of U.S. Microbics' Common Stock unless Swartz has received a put notice and the amount of shares involved in the short sale does not exceed the number of shares specified in the put notice.

         CANCELLATION OF PUTS. U.S. Microbics must cancel a particular put between the date of the advance put notice and the last day of the pricing period if:

         o U.S. Microbics discovers an undisclosed material fact relevant to Swartz's investment decision;

         o the registration statement registering resales of the common shares becomes ineffective; or

         o U.S. Microbics' shares are delisted from the then primary exchange.

         If a put is canceled, it will continue to be effective, but the pricing period for the put will terminate on the date notice of cancellation of the put is given to Swartz. Because the pricing period will be shortened, the number of shares Swartz will be required to purchase in the canceled put will be smaller than it would have been had the put not been canceled.

         SHAREHOLDER APPROVAL. Under the Investment Agreement, U.S. Microbics may sell Swartz a number of shares that is more than 20% of its shares outstanding on the date of this prospectus. If U.S. Microbics becomes listed on The Nasdaq Small Cap Market or Nasdaq National Market, U.S. Microbics may be required to obtain shareholder approval to issue some or all of the shares to Swartz. As U.S. Microbics is currently a Bulletin Board company, it does not need shareholder approval.

         TERMINATION OF INVESTMENT AGREEMENT. U.S. Microbics may terminate its right to initiate further puts or terminate the Investment Agreement at any time by providing Swartz with notice of such intention to terminate. However, any such termination will not affect any other rights or obligations U.S. Microbics has concerning the warrants, the Registration Rights Agreement, the Investment Agreement or any related agreement.

         RESTRICTIVE COVENANTS. During the term of the Investment Agreement and for a period of ninety (90) days after the Investment Agreement is terminated, U.S. Microbics is prohibited from engaging in certain transactions. These include the issuance of any equity securities, or debt securities convertible into equity securities, for cash in a private transaction without obtaining the prior written approval of Swartz. U.S. Microbics is also prohibited from entering into any private equity line type agreements similar to the Investment Agreement without obtaining Swartz's prior written approval.

         RIGHT OF FIRST REFUSAL. Swartz has a right of first refusal, subject to another first refusal obligation for which U.S. Microbics is contractually obligated, to participate in any private capital raising transaction of equity securities that closes from the date of the Investment Agreement -- March 14, 2000 -- through one (1) year after the Investment Agreement is terminated.

         SWARTZ'S RIGHT OF INDEMNIFICATION. U.S. Microbics has agreed to indemnify Swartz, including its stockholders, officers, directors, employees, investors and agents, from all liability and losses resulting from any misrepresentations or breaches U.S. Microbics makes in connection with the Investment Agreement, its registration rights agreement, other related agreements, or the registration statement.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

         Thee were no changes in or disagreements with accounts as to accounting and financial disclosure during fiscal 2000 and 2001.


                       WHERE YOU CAN FIND MORE INFORMATION

         U.S. Microbics files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. U.S. Microbics' SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document U.S. Microbics files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. U.S. Microbics has filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and in each instance reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding U.S. Microbics and the securities offered under this prospectus, U.S. Microbics refers you to the registration statement and such exhibits and schedules which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.

                     U.S. MICROBICS, INC. AND SUBSIDIARIES

                FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999




                                    CONTENTS


                                                                            PAGE

Independent auditors' report                                                 F-1

Consolidated financial statements:
   Balance sheets                                                            F-2
   Statements of operations                                                  F-3
   Statements of changes in stockholders' (deficit) equity                   F-4
   Statements of cash flows                                                  F-5

Notes to financial statements                                         F-6 - F-22

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
U.S. Microbics, Inc. and Subsidiaries
Carlsbad, California

We have audited the accompanying consolidated balance sheets of U.S. Microbics, Inc. and Subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' (deficit) equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Microbics, Inc. and Subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered significant recurring losses from operations and has a net stockholders' deficit at September 30, 2000. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Bradshaw, Smith & Co., LLP

Las Vegas, Nevada
January 6, 2001

                           U.S. MICROBICS, INC. AND SUBSIDIARIES
                                CONSOLIDATED BALANCE SHEETS
                                SEPTEMBER 30, 2000 AND 1999

ASSETS                                                                2000              1999
                                                                  -------------   -------------
CURRENT ASSETS:
   Cash and cash equivalents                                      $    162,900    $    125,400
   Prepaid expenses and other assets                                    20,200          22,100
   Inventories                                                          28,800          68,600
                                                                  -------------   -------------
         Total current assets                                          211,900         216,100

PROPERTY AND EQUIPMENT (NOTE 2)                                        287,500         239,700
DEPOSITS (NOTE 3)                                                       28,700          27,300
DEFERRED TAX ASSETS (NOTE 7)                                                --              --
                                                                  -------------   -------------
                                                                  $    528,100    $    483,100
                                                                  =============   =============

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities (Note 4)              $    882,500    $    766,000
   Current portion of obligation under capital lease (Note 5)            4,900           4,900
   Notes payable, related parties (Note 8)                              50,500              --
                                                                  -------------   -------------
         Total current liabilities                                     937,900         770,900

OBLIGATION UNDER CAPITAL LEASE, NET OF CURRENT PORTION (NOTE 5)            900           5,300
                                                                  -------------   -------------
           Total liabilities                                           938,800         776,200
                                                                  -------------   -------------

COMMITMENTS AND CONTINGENCIES (NOTE 9)                                      --              --

STOCKHOLDERS' (DEFICIT) EQUITY (NOTE 6):
Convertible preferred stock, $.10 par value; authorized
   20,000,000 shares:

   Series II; authorized 500,000 shares; issued and
     outstanding 8,421 and 17,163 shares (aggregate
     liquidation preference of $8,421 and $17,163)                         800           1,700
   Series B; authorized 500,000 shares; issued and
     outstanding 6,959 and 13,969 shares (aggregate
     liquidation preference of $6,959 and $13,969)                         700           1,400
   Series C; authorized 50,000 shares; issued and
     outstanding 39,342 and 40,110 shares (aggregate
     liquidation preference of $3,934,200 and $4,011,000)                3,900           4,000
   Series D; authorized 50,000 shares; issued and outstanding
     5,525 and 4,725 shares (no liquidation preference)                    600             500
                                                                  -------------   -------------
                                                                         6,000           7,600
Common stock $.0001 par value; authorized 150,000,000 shares;
   issued and outstanding 11,491,888 and 6,010,380 shares                1,100             600
Additional paid-in capital                                          10,723,300       6,212,900
Stock options and warrants                                           1,130,900         963,400
Treasury stock                                                              --         (33,300)
Stock subscriptions notes receivable                                (2,486,000)       (804,200)
Deferred equity issuance costs                                        (595,000)             --
Accumulated deficit                                                 (9,191,000)     (6,640,100)
                                                                  -------------   -------------
                                                                      (410,700)       (293,100)
                                                                  -------------   -------------
                                                                  $    528,100    $    483,100
                                                                  =============   =============

 The Notes to Consolidated Financial Statements are an integral part of these statements.

                                           F-2

                      U.S. MICROBICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                      YEARS ENDED SEPTEMBER 30,
                                                     ---------------------------

                                                         2000           1999
                                                     ------------   ------------

Revenues (including $0 and $50,000 from
  related parties, Note 9)                           $    18,900    $    66,900
Cost of revenues                                          56,900        192,600
                                                     ------------   ------------

Gross loss                                               (38,000)      (125,700)
Selling, general and administrative expenses           2,496,800      2,775,700
                                                     ------------   ------------

Loss from operations                                  (2,534,800)    (2,901,400)

Other income (expense):
   Interest income                                           600         72,800
   Interest expense                                      (16,700)        (1,600)
   Impairment of property and equipment (Note 2)              --       (102,300)
                                                     ------------   ------------

                                                         (16,100)       (31,100)
                                                     ------------   ------------

Net loss before income taxes                          (2,550,900)    (2,932,500)

Provision for income taxes (Note 7)                           --             --
                                                     ------------   ------------

Net loss                                             $(2,550,900)   $(2,932,500)
                                                     ============   ============

Net loss per common share (basic and diluted)        $      0.32    $      0.58
                                                     ============   ============

Weighted average common shares outstanding             7,966,052      5,084,676
                                                     ============   ============




             The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                                     U.S. MICROBICS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY


                                            PREFERRED STOCK         COMMON STOCK        ADDITIONAL
                                          -------------------  ----------------------    PAID-IN      STOCK OPTIONS
                                           SHARES    AMOUNT       SHARES      AMOUNT     CAPITAL      AND WARRANTS
                                          --------  ---------  ------------  --------  -------------  -------------
BALANCE, SEPTEMBER 30, 1998                73,217   $  7,300     3,447,554   $   400   $  3,068,000   $    868,800
Conversion of preferred stock (Note 6)    (29,636)    (3,000)    2,387,826       200          2,800             --
Issuance of stock options and warrants
   in exchange for services (Note 6)           --         --            --        --             --        258,300
Exercise of stock options and warrants
   (Note 6)                                    --         --       170,000        --        368,200       (289,000)
Issuance of stock and stock options in
   private placement (Note 6)              29,597      3,000            --        --      2,417,700        330,000
Issuance of stock in exchange for
   services (Note 6)                        2,789        300         5,000        --        151,500             --
Expiration of stock options
   and warrants (Note 6)                       --         --            --        --        204,700       (204,700)
Return of shares issued (Note 6)               --         --            --        --             --             --
Net loss for the year                          --         --            --        --             --             --
BALANCE, SEPTEMBER 30, 1999                75,967      7,600     6,010,380       600      6,212,900        963,400
Conversion of preferred stock (Note 6)    (48,227)    (4,800)    3,367,355       400          4,400             --
Exercise of stock options and
   warrants (Note 6)                        2,500        200     1,473,000       100      2,023,900       (436,200)
Issuance of stock in private
   placement (Note 6)                      23,867      2,400       200,000        --      1,944,000             --
Issuance of stock in exchange for
   services (Note 6)                        6,140        600       414,759        --        535,300             --
Expiration of stock options and
   warrants (Note 6)                           --         --            --        --            400           (400)
Retirement of treasury stock (Note 6)          --         --       (33,336)       --        (33,300)            --
Issuance of warrants pursuant to equity
   line (Note 6)                               --         --            --        --             --        595,000
Issuance of stock and warrants through
   equity line (Note 6)                        --         --        59,730        --         35,700          9,100
Net loss for the year                          --         --            --        --             --             --
                                          --------  ---------  ------------  --------  -------------  -------------
BALANCE, SEPTEMBER 30, 2000                60,247   $  6,000    11,491,888   $ 1,100   $ 10,723,300   $  1,130,900
                                          ========  =========  ============  ========  =============  =============
                                                                                                        (CONTINUED)

                                                                    F-4

                                                            STOCK         DEFERRED                       TOTAL
                                                         SUBSCRIPTIONS     EQUITY                     STOCKHOLDERS'
                                           TREASURY         NOTES         ISSUANCE     ACCUMULATED      (DEFICIT)
                                            STOCK        RECEIVABLES       COSTS          DEFICIT        EQUITY
                                          ------------   ------------   ------------   ------------   ------------
BALANCE, SEPTEMBER 30, 1998               $        --    $        --    $        --    $(3,707,600)   $   236,900
Conversion of preferred stock (Note 6)             --             --             --             --             --
Issuance of stock options and warrants
   in exchange for services (Note 6)               --             --             --             --        258,300
Exercise of stock options and warrants
   (Note 6)                                        --             --             --             --         79,200
Issuance of stock and stock options in
   private placement (Note 6)                      --       (804,200)            --             --      1,946,500
Issuance of stock in exchange for
   services (Note 6)                               --             --             --             --        151,800
Expiration of stock options
   and warrants (Note 6)                           --             --             --             --             --
Return of shares issued (Note 6)              (33,300)            --             --             --        (33,300)
Net loss for the year                              --             --             --     (2,932,500)    (2,932,500)
BALANCE, SEPTEMBER 30, 1999                   (33,300)      (804,200)            --     (6,640,100)      (293,100)
Conversion of preferred stock (Note 6)             --             --             --             --             --
Exercise of stock options and
   warrants (Note 6)                               --     (1,581,800)            --             --          6,200
Issuance of stock in private
   placement (Note 6)                              --       (100,000)            --             --      1,846,400
Issuance of stock in exchange for
   services (Note 6)                               --             --             --             --        535,900
Expiration of stock options and
   warrants (Note 6)                               --             --             --             --             --
Retirement of treasury stock (Note 6)          33,300             --             --             --             --
Issuance of warrants pursuant to equity
   line (Note 6)                                   --             --       (595,000)            --             --
Issuance of stock and warrants through
   equity line (Note 6)                            --             --             --             --         44,800
Net loss for the year                              --             --             --     (2,550,900)    (2,550,900)
                                          ------------   ------------   ------------   ------------   ------------
BALANCE, SEPTEMBER 30, 2000               $        --    $(2,486,000)   $  (595,000)   $(9,191,000)   $  (410,700)
                                          ============   ============   ============   ============   ============

                The Notes to Consolidated Financial Statements are an integral part of these statements.
                                                      F-4

                           U.S. MICROBICS, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                         YEARS ENDED SEPTEMBER 30,
                                                        ---------------------------
                                                           2000             1999
                                                        ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net loss                                         $(2,550,900)   $(2,932,500)
       Adjustments to reconcile net loss to cash used
       in operating activities:
       Depreciation                                          52,700         39,700
       Stock, stock options, and warrants in exchange
       for services                                         535,900        410,100
       Impairment of property and equipment                      --        102,300
       Decrease (increase) in:
       Prepaid expenses and other assets                      1,900        (12,100)
        Inventories                                         (25,200)       (68,600)
       Deposits                                              (1,400)        (9,800)
       Increase (decrease) in:
       Accounts payable and accrued liabilities             116,500        559,700
                                                        ------------   ------------

                NET CASH USED IN OPERATING ACTIVITIES    (1,870,500)    (1,911,200)

CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of property and equipment                   (35,500)      (267,700)
                                                        ------------   ------------

                NET CASH USED IN INVESTING ACTIVITIES       (35,500)      (267,700)
                                                        ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Repayment of obligation under capital lease           (4,400)        (4,700)
       Proceeds from notes payable, related parties          50,500             --
       Issuance of preferred stock and stock
       options in private placements                      1,846,400      1,946,500
         Issuance of stock and warrants through
           equity line                                       44,800             --
       Exercise of stock options                              6,200         45,900
                                                        ------------   ------------

                NET CASH PROVIDED BY FINANCING
                ACTIVITIES                                1,943,500      1,987,700
                                                        ------------   ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         37,500       (191,200)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD              125,400        316,600
                                                        ------------   ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                $   162,900    $   125,400
                                                        ============   ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
                Cash paid for income taxes              $        --    $        --
                                                        ============   ============

                Cash paid for interest                  $     4,900    $     1,600
                                                        ============   ============

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Property and equipment acquired through
   capital lease (Note 5)                               $        --    $    14,900
                                                        ============   ============

   Conversion of preferred stock to common
   stock (Note 6)                                       $     4,400    $     2,800
                                                        ============   ============

   Transfer of inventory to property and equipment      $    65,000            $--
                                                        ============   ============

                  The Notes to Consolidated Financial Statements are an
                            integral part of these statements.

                      U.S. MICROBICS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999


1.       BASIS OF PRESENTATION AND ACCOUNTING POLICIES:

         Organization and basis of presentation:

         The Company was organized December 7, 1984 under the laws of the State of Colorado as Venture Funding Corporation. The Company amended its Articles of Incorporation in June, 1993 changing its name to Global Venture Funding, Inc. The Company amended its Articles of Incorporation in May, 1998 changing its name to U.S. Microbics, Inc. (the "Company"). The Company has been engaged in a variety of operations since inception.

         During August, 1997, the Company acquired the assets of Xyclonyx, a company founded to develop, apply and license patented toxic and hazardous waste treatment and recovery processes as well as to license and apply microbially enhanced oil recovery technologies and products.

         During the year ended September 30, 1998, the Company created four subsidiaries: West Coast Fermentation Center, Sub Surface Waste Management, Inc., Sol Tech Corporation, and Bio-Con Microbes. West Coast Fermentation Center's primary business is to cultivate microbial cultures that are to be sold to other subsidiaries of the Company. Sub Surface Waste Management's business is to assemble and sell products using technology licensed from Xyclonyx. Sol Tech Corporation and Bio-Con Microbes are companies formed to service the sewage treatment and agriculture markets, respectively. All four subsidiaries have entered into technology license agreements with Xyclonyx. These agreements are ten years in length and call for license fees and royalties as specified in the agreement.

         During the year ended September 30, 1999, the Company created a subsidiary, Applied Microbic Technology, Inc. Applied Microbic Technology's primary business is to license customers to use microbial blends for oil remediation applications.

         During the year ended September 30, 2000, the Company created two subsidiaries: Natura Agricultura, S.A. DE C.V. and Proleedores Laborales Por Contrato, S.A. DE C.V. Both companies are domiciled in the country of Mexico and are 98 percent owned by Bio-Con Microbes and 2 percent owned by U.S. Microbics, Inc. The purpose of these subsidiaries is to serve as the Company's international marketing arm for agricultural products and services. Neither subsidiary had significant operations during the year ended September 30, 2000.

         The Company has experienced losses of $2,550,900 and $2,932,500 for the years ended September 30, 2000 and 1999, respectively. Additionally, the Company had a net stockholder's deficit of $410,700 as of September 30, 2000. The Company is planning on raising additional capital through the issuance of additional stock in a private placement or public offering and through its equity line (See Note 6). The Company is also currently developing business opportunities and operations through its wholly-owned subsidiaries. Based upon the current status of the Company, additional capital will be required in order

1.       BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED):

for the Company to complete any development or to maintain their ongoing operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

         Consolidation:

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

         Cash and cash equivalents:

         The Company considers highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

         Inventories:

         Inventories consist of materials which treat hazardous waste and are valued at the lower of cost (first-in, first-out) or market.

         Property and equipment:

         Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

         Impairment of long-lived assets:

         In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), assets are evaluated in making a determination as to whether asset values are impaired. At each year-end, the Company reviews its long-lived assets for impairment based on estimated future nondiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair value.

         Income taxes:

         The Company has implemented the provisions on Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires that income tax accounts be computed using the liability method. Deferred taxes are determined based upon the estimated future tax effects of differences between the financial reporting and tax reporting bases of assets and liabilities given the provisions of currently enacted tax laws.

1.       BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED):

         Deferred equity issuance costs:

         During the year ended September 30, 2000, the Company entered into an agreement with Swartz Private Equity, LLC (See Note 6). In conjunction with entering into the agreement, the Company granted warrants to purchase 250,000 shares of the Company's common stock to Swartz Private Equity, LLC. The cost of the warrants, as determined by utilizing the Black-Scholes option pricing model, will be amortized against additional paid-in capital as the Company utilizes the equity line.

         Net loss per common share:

         The Company computes earnings per share under Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128). Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Dilutive common stock equivalents consist of shares issuable upon conversion of convertible preferred shares and the exercise of the Company's stock options and warrants (calculated using the treasury stock method). During 2000 and 1999, common stock equivalents are not considered in the calculation of the weighted average number of common shares outstanding because they would be anti-dilutive, thereby decreasing the net loss per common share.

         Pervasiveness of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Fair value of financial instruments:

         Based on the borrowing rates currently available to the Company, the carrying value of the obligation under capital lease and notes payable, related parties at September 30, 2000 and 1999 approximates fair value.

         Revenue recognition:

         Revenue is recognized at the time the product is shipped to or picked up by the customer.

2.       PROPERTY AND EQUIPMENT:

         Property and equipment consisted of the following:

                                                       2000              1999
                                                    ----------        ----------
Leasehold improvements                              $  19,400         $  17,700
Production equipment                                  221,300           135,000
                                                    ----------        ----------
                                                      370,900           281,000
Less accumulated depreciation                         (83,400)          (41,300)
                                                    ----------        ----------
                                                    $ 287,500         $ 239,700
                                                    ==========        ==========

         Depreciation expense for the year ended September 30, 2000 and 1999 was $52,700 and $39,700 respectively.

         The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. In accordance with SFAS 121, during the year ended September 30, 1999, based upon a comprehensive review of the Company's long-lived assets, the Company recorded a charge of $102,300 related to the write-down of a portion of the recorded asset values of the Company's production equipment and leasehold improvements as of September 30, 1999.

3.       DEPOSITS:

         Deposits at September 30, 2000 and 1999 consisted of security deposits on the Company's building leases, a utility company deposit and a state sales and use tax deposit.

4.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

         Accounts payable and accrued liabilities consisted of the following:

                                                              2000        1999
                                                            ---------  ---------

Accounts payable                                            $335,000   $266,500
Accrued expenses:
             Interest                                         11,800         --
             Salaries, wages, vacation, and related taxes    385,000    273,300
             Amounts due to employees                         76,000         --
             Other                                            74,700    226,200
                                                            ---------  ---------
                                                            $882,500   $766,000
                                                            =========  =========

5.       OBLIGATION UNDER CAPITAL LEASE:

         The Company leases certain production equipment under a capital lease which runs through the calendar year 2001. The asset and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is amortized over the lower of its related lease term or its estimated productive life. Depreciation of the asset under capital lease is included in depreciation expense for 2000. The implicit interest rate on the capital lease is 10.8 %.

         The cost and related depreciation of equipment under the capital lease, which is included in the property and equipment referred to in Note 2, are as follows at September 30, 2000:

Production equipment                                                   $ 21,200

Less accumulated depreciation                                            (5,300)
                                                                       ---------
                                                                       $ 15,900
                                                                       =========

         At September 30, 2000, the future minimum payments under the capital lease consisted of the following:

2001                                                                    $ 5,800

2002                                                                      1,000
                                                                        --------
Total minimum lease payments                                              6,800
Less amount representing interest                                        (1,000)
Present value of future minimum lease payments                            5,800
Less current portion                                                      4,900
                                                                        --------
Obligations under capital lease, net of current portion                 $   900
                                                                        ========

         The interest charged to expense for the capital lease for the years ended September 30, 2000 and 1999 was $800 and $600, respectively. The depreciation charged to expense for the capital lease for the years ended September 30, 2000 and 1999 was $3,000 and $2,300, respectively.

6.       STOCKHOLDERS'(DEFICIT) EQUITY:

         Equity line:

         On March 14, 2000, the Company entered into an investment agreement to sell up to $35 million of the Company's common stock to Swartz Private Equity, LLC ("Swartz").

         Under the terms of the investment agreement the Company periodically may choose to sell shares of its common stock to Swartz. If the Company elects to sell shares to Swartz, then the purchase price for such shares will be the lesser of (i) ninety-two percent (92%) of the lowest closing bid price for the Company's common stock during the thirty days following the date that the shares are delivered to Swartz, or (ii) the market price minus $.10 per share. In no event will the purchase price be less than the designated minimum share price set by the Company. The number of shares that the Company can sell to Swartz is limited by specified amounts based upon shares that have traded in the market during specified periods prior to the sale. If the Company elects not to sell shares to Swartz, then it may be obligated to pay fees to Swartz of up to $100,000 every six months. If the investment agreement is terminated by the Company or by Swartz for certain enumerated reasons, including breach of certain specified provisions of the investment agreement by the Company, then the Company may be obligated to pay fees to Swartz of up to $200,000. Each time that the Company elects to sell shares to Swartz, the Company is obligated to issue Swartz a warrant to purchase a number of shares equal to fifteen percent (15%) of the shares sold in the transaction. The warrant is exercisable at one hundred ten percent (110%) of the market price for such shares.

         Inconjunction with the agreement, the Company registered 20,000,000 shares of its common stock on a Securities and Exchange Commission Form SB-2 Registration Statement.

         During the year ended September 30, 2000, the Company elected to make one sale of stock to Swartz. In the transaction, 59,730 shares of common stock and warrants to purchase 8,960 shares of common stock at $.89 per share were issued. Net proceeds to the Company were $44,800.

         The investment agreement with Swartz Private Equity, LLC specifies that the Company cannot sell equity securities for cash during the period from the date of the agreement (March, 2000) until 90 days after the termination of the agreement without written approval from Swartz. In February, 2000, the Company entered into an agreement to sell 13,000 shares of Series C preferred stock for $1,250,000 to an individual pursuant to a private placement. During the period from July, 2000 to September, 2000 this individual assigned certain of his rights to purchase this stock to other individuals and these individuals purchased this stock. The total of these transactions was 11,500 shares and $547,500, before issuing costs. Additionally, during the period from April, 2000 to June, 2000 the Company sold 2,167 shares of Series C preferred stock for $191,250, before issuing costs, pursuant to a private placement. The Company does not believe any violations of the agreement have occurred as the sales commitment transaction was entered into prior to the investment agreement and the other sales pursuant to a private placement were prior to the effective date (July, 2000) of the registration statement.

         As of January, 2001, the Company had not made additional sales of stock to Swartz other than the shares sold as described above. As such, in accordance with the terms of the investment agreement, the Company could be obligated to pay fees in the amount of approximately $95,000 to Swartz.

         Reverse stock split:

         On August 20, 1997, the Board of Directors authorized a one-for-twenty (1:20) reverse stock split of all shares of outstanding common and preferred stock. The effect was a reduction in the number of issued and outstanding common shares from 11,173,898 to 558,695 and preferred shares from 843,599 to 42,180. All references in the accompanying financial statements to the number of common and preferred shares and per share amounts have been restated to reflect the above reverse stock split.

         During 1999, the Company learned that the securities laws in the state of Colorado required that the reverse stock split had to be put to a stockholder vote for approval. The Company filed a proxy statement and scheduled a specific meeting of stockholders for February 4, 2000 to vote on the reverse stock split. The reverse stock split was approved by the stockholders during the meeting on February 4, 2000.

         Preferred stock:

         The Company's preferred stock may be divided into such series as may be established by the Board of Directors. The Board of Directors may fix and determine the relative rights and preferences of the shares of any series established. All convertible preferred shares are noncumulative, nonparticipating and do not carry any voting privileges.

         In October, 1991, the Board of Directors authorized the issuance of 500,000 shares of Series II Convertible preferred stock. Each share of Series II preferred stock is entitled to preference upon liquidation of $1.00 per share for any unconverted shares. Each Series II preferred share may be converted to common stock after a specified holding period as follows: after one year, two shares of common stock; after two years, five shares of common stock; after three years, ten shares of common stock. In November, 1996, the Board of Directors changed the conversion schedule as follows: commencing January 1, 1997, each shareholder shall be entitled to convert an initial amount of 250 shares to 2,500 shares of common stock. The shareholder shall be entitled to convert the balance of their Series II Preferred shares in increments of 475 shares during each six-month period thereafter beginning July 1, 1997. In February, 2000 these conversion restrictions were removed.

         In March, 1992, the Board of Directors authorized the issuance of 500,000 shares of Series B Convertible preferred stock. Each share of Series B preferred stock is entitled to preference upon liquidation of $1.00 per share for any unconverted shares. Each Series B preferred share may be converted to common stock after a specified holding period as follows: after one year, two shares of common stock; after two years, five shares of common stock. In November, 1996, the Board of Directors changed the conversion schedule as follows: Commencing January 1, 1997, each shareholder shall be entitled to convert an initial amount of 250 shares to 1,250 shares of common stock. The shareholder shall be entitled to convert the balance of their Series B Preferred shares in increments of 475 shares during each six-month period thereafter beginning July 1, 1997. In February, 2000 these conversion restrictions were removed.

         In June, 1992, the Board of Directors authorized the issuance of 50,000 shares of Series C Convertible preferred stock. Each share of Series C preferred stock is entitled to preference upon liquidation of $100 per share for any unconverted shares, and the liquidation preference is junior only to that of all previously issued preferred shares. Each Series C preferred share may be converted to 100 shares of common stock after a specified holding period of one year.

         In June, 1992, the Board of Directors authorized the issuance of 50,000 shares of Series D Convertible preferred stock. The Series D preferred stock carries no liquidation preferences. Each Series D preferred share may be converted to 100 shares of common stock after a specified holding period of one year. The Series D preferred stock is also subject to forfeiture at any time prior to conversion if the recipient thereof fails or refuses to perform such reasonable duties as may be assigned to them from time to time by the Board of Directors. The Series D preferred stock may not be sold, transferred, or conveyed to any other person and is subject to redemption at a price of $.001 per share in the event of death, disability, or incompetency of the original holder or the attempted transfer or conveyance of the shares to any other person.

         The Company has reserved 17,500,000 shares of its $.0001 par value common stock for conversion of preferred stock issuances. As of September 30, 2000, there were 8,421 shares of Series II preferred stock, 6,959 shares of Series B preferred stock, 39,342 shares of Series C preferred stock, and 5,525 shares of Series D preferred stock issued and outstanding. Conversion of all issued and outstanding convertible preferred stock to common stock would result in an additional 4,605,705 shares of common stock.

         Preferred stock transactions:

         All valuations of preferred stock issued for services were based upon the value the services performed or the value of the preferred stock, whichever was more reliably measurable. If the value of the preferred stock was used, it was based upon the closing price of the Company's common stock on the date of the agreement. This amount was then multiplied by the applicable conversion rate and then discounted by management. These discounts are based upon the restrictive nature of the stock, block size and other factors.

         Preferred stock transactions during the year ended September 30, 2000:

         During November, 1999, the Company issued 5,000 shares of the Series D preferred stock to the Chief Operating Officer of the Company. The stock was granted as a bonus in October, 1998 for services rendered during the period from August, 1997 to September, 1998. The transaction was valued at approximately $20 per share.

         Preferred stock transactions during the year ended September 30, 2000 (continued):

         During May, 2000, the Company issued 140 shares of Series C preferred stock to a consultant for services. The transaction was valued at approximately $100 per share.

         During September, 2000, the Company issued 1,000 shares of Series C preferred stock to a consultant for services. The transaction was valued at approximately $100 per share.

         Throughout the year ended September 30, 2000, certain stockholders exercised their preferred stock conversion rights and the Company issued 3,367,355 shares of common stock in exchange for cancellation of 8,742 shares of Series II preferred stock, 7,010 shares of Series B preferred stock, 28,275 shares of Series C preferred stock, and 4,200 shares of Series D preferred stock.

         Throughout the year ended September 30, 2000, the Company sold 23,867 shares of Series C preferred stock pursuant to a private placement offering as provided under regulation D of the Securities Act of 1933 related to transactions not involving a public offering. The net proceeds to the Company after issuing costs of $94,750 were $1,695,900. Of these sales, 1,000 shares of Series C preferred stock were sold subject to a stock subscription note receivable. The note is short term in nature, bears interest at 10 percent per annum, and is collateralized by the stock. The Company is currently holding this stock certificate and will release it upon payment of the note.

         Preferred stock transactions during the year ended September 30, 1999:

         During December, 1998, the Company issued 500 shares of Series D preferred stock to the President of the Company, 500 shares of Series D preferred stock to the Chief Operating Officer of the Company and 200 shares of Series D preferred stock to the Vice-President of the Company in lieu of cash salary payments. All transactions were valued at approximately $20 per share.

         During March, 1999, the Company issued 1,589 shares of Series C preferred stock to consultants for services. All exchanges were valued at approximately $75 per share.

         Throughout the year ended September 30, 1999, certain stockholders exercised their preferred stock conversion rights and the Company issued 2,387,826 shares of common stock in exchange for cancellation of 4,344 shares of Series II preferred stock, 1,946 shares of Series B preferred stock, 6,433 shares of Series C preferred stock, and 16,913 shares of Series D preferred stock.

         Throughout the year ended September 30, 1999, the Company sold 29,597 shares of Series C preferred stock pursuant to a private placement offering as provided under regulation D of the Securities Act of 1933 related to transactions not involving a public offering. The net proceeds to the Company after issuing costs of $ 206,800 were $ 1,946,500. Of these sales, 7,950 shares of Series C preferred stock were sold subject to stock subscriptions notes receivable. The notes are short term in nature, bear interest at 10 percent per annum, and are collateralized by the stock. The Company is currently holding these stock certificates and will release them upon payment of the notes.

         Common stock transactions:

         All valuations of common stock issued for services were based upon the closing price of the Company's common stock on the date of the agreement. In the event restricted common stock was issued, the value of the service was based upon the value of the services performed or the value of the restricted common stock, whichever was more reliably measurable. If the value of the restricted common stock was used, a discount was applied by management. These discounts are based upon the restrictive nature of the stock, block size, and other factors.

         Common stock transactions during the year ended September 30, 2000:

         During February, 2000, the Company issued 100,000 shares of common stock to a consultant for services provided during the year ended September 30, 1999. The transaction was valued at approximately $.65 per share.

         During March, 2000, the Company issued 5,000 shares of common stock to a consultant for services provided during March, 2000. The transaction was valued at approximately $2.38 per share.

         During April, 2000, the Company issued 150,000 shares of common stock to a consultant for services provided during the year ended September 30, 1999. The transaction was valued at approximately $.67 per share.

         During May, 2000, the Company issued 10,000 shares of common stock to a consultant for services provided in April and May, 2000 and 70,884 shares of common stock to a law firm for services provided during the year ended September 30, 2000. The transactions were valued at approximately $1.56 to $1.87 per share.

         During June, 2000, the Company issued 5,000 shares of common stock to a consultant for services provided in June, 2000. The transaction was valued at approximately $1.13 per share.

         During July, 2000, the Company issued 20,000 shares of common stock to consultants for services provided in July, 2000. The transactions were valued at approximately $1.13 to $1.25 per share.

         Also during July, 2000, the Company issued 6,000 shares of common stock to employees in lieu of cash salary payments. The transactions were valued at approximately $1.37 per share.

         During August, 2000, the Company issued 5,000 shares of common stock to an employee in lieu of cash salary payments. The transaction was valued at approximately $1.00 per share.

         During September, 2000, the Company issued 42,875 shares of common stock to consultants for services performed between June, 2000 and September, 2000. The transactions were valued at approximately $.60 per share.

         Common stock transactions during the year ended September 30, 2000 (continued):

         During the year ended September 30, 2000, the Company sold 200,000 shares of common stock pursuant to a private placement offering as permitted under Regulation D of the Securities Act of 1933 related to transactions not involving a public offering. The net proceeds to the Company were $150,500.

         Common stock transactions during the year ended September 30, 1999:

         During November, 1998, the Company issued 5,000 shares of common stock in exchange for various services. The exchanges were valued at approximately $1.00 per share.

         Treasury stock:

         The Company held 33,336 shares of common stock in treasury at September 30, 1999 awaiting return to the transfer agent. The stock was returned to the Company by a consultant who failed to completely perform the agreed services. The shares are valued at $1 per share. The treasury stock was retired during the year ended September 30, 2000.

         Stock options and warrants:

         The Company issued options and warrants during the years ended September 30, 2000 and 1999 for consulting services, fees in connection with obtaining financing, and various other services.

         Stock options and warrants summary information: Activity of options and warrants granted is as follows:

                                                      OPTIONS AND WARRANTS
                                                           OUTSTANDING
                                                                    WEIGHTED
                                                                     AVERAGE
                                                     SHARES       EXERCISE PRICE
                                                  -----------     --------------

Balance, September 30, 1998                        2,725,350      $        2.78

Granted                                            3,575,000               1.34
Exercised                                           (150,000)              0.28
Expired                                             (589,350)              2.46
                                                  -----------     --------------

Balance, September 30, 1999                        5,561,000      $        2.37
Granted                                              603,960               1.41
Exercised                                         (1,723,000)              0.98
                                                      (5,000)             20.00
                                                  -----------     --------------

Balance, September 30, 2000                        4,436,960      $        2.15
                                                  ===========     ==============

Exercisable, September 30, 2000                    3,036,960      $        2.56
                                                  ===========     ==============

         The following is a summary of options and warrants outstanding at September 30, 2000:

                                                        OPTIONS AND WARRANTS
       OPTIONS AND WARRANTS OUTSTANDING                     EXERCISABLE

                           WEIGHTED
                           AVERAGE      WEIGHTED
 RANGE OF                 REMAINING     AVERAGE                     WEIGHTED
 EXERCISE    NUMBER      CONTRACTUAL    EXERCISE       NUMBER        AVERAGE
  PRICES   OUTSTANDING   LIFE (YEARS)    PRICE      EXERCISABLE   EXERCISE PRICE

$   0.89        8,960           5.00    $   0.89         8,960    $        0.89
     1-5    4,320,000           2.98        1.94     2,920,000             2.27
      10      103,000           2.92       10.00       103,000            10.00
      20        5,000           2.00       20.00         5,000            20.00
           -----------   ------------   ---------   -----------   --------------
            4,436,960           2.98    $   2.15     3,036,960    $        2.56
           ===========   ============   =========   ===========   ==============


         Options and warrants granted during the year ended September 30, 2000 consisted of 345,000 to employees and 258,960 in conjunction with the Company's equity line.

         Options and warrants granted during the year ended September 30, 1999 consisted of 3,100,000 to officers and directors, 250,000 in conjunction with a private placement offering and 225,000 to consultants for services.

         Of the 1,723,000 options exercised during the year ended September 30, 2000, 1,425,000 were exercised by the Company's President, Chief Operating Officer, Chief Financial Officer and Vice President subject to stock subscriptions notes receivable. The notes are short term in nature, bear interest at seven percent per annum, and are collateralized by the stock. The Company is currently holding these stock certificates and will release them upon payment of the notes. No interest will be charged on the notes if they are paid in full by December 31, 2003. Additionally 250,000 options exercised during the year ended September 30, 2000 were exercised subject to stock subscriptions notes receivable and were issued as 2,500 shares of Series C preferred stock. The notes are short term in nature, bear interest at 10 percent per annum, and are collateralized by the stock. The Company is holding these stock certificates and will release them upon payment of the notes.

         The Company accounts for stock compensation under the provisions of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 provides that companies may elect to account for employee stock options using a fair value-based method or continue to apply the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25").

         Under the fair value-based method prescribed by SFAS 123, all employee stock option grants are considered compensatory. Compensation cost is measured at the date of grant based on the estimated fair value of the options determined using an option pricing model. The model takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the stock, expected dividends on the stock and the risk-free interest rate over the expected life of the option. Under APB 25, generally only stock options that have intrinsic value at the date of grant are considered compensatory. Intrinsic value represents the excess, if any, of the market price of the stock at the grant date over the exercise price of the options.

         As permitted by SFAS 123, the Company accounts for these employee stock options under APB 25, under which no compensation cost has been recognized because the exercise price of the options was equal to or exceeded the market price of the stock on the date of grant.

         The following table discloses the Company's proforma net loss per share assuming compensation cost for employee stock options had been determined using the fair value-based method prescribed by SFAS 123 for the year ended September 30, 2000:

Net loss:
                As reported                                         $(2,550,900)
                Proforma                                             (3,357,700)

Net loss per common share (basic and diluted):
                                                                    $     (0.32)
                As reported
                Proforma                                                  (0.42)

         The fair value of each option and warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used to estimate the fair value:

                                                             2000                   1999

Expected stock price volatility                               194-245%                   99%
Expected option/warrant lives                                1-5 years             1-5 years
Expected dividend yields                                           --                    --
Risk-free interest rates                                  5.95 - 6.60%          4.52 - 5.94%
Weighted average fair value of options/warrants granted   $      1.53           $      1.10

7.       INCOME TAXES:

         The benefit for income taxes from continuing operations is different than the amount computed by applying the statutory federal income tax rate to net loss before taxes. A reconciliation of income tax benefit follows:

                                                                   2000          1999
                                                                -----------   -----------
                Computed tax benefit at federal statutory rate  $  867,300    $  977,100
                Equity issuances for services                           --       (60,000)
                Change in valuation allowance                     (867,300)     (917,100)
                                                                -----------   -----------

                                                                $       --    $       --
                                                                ===========   ===========

         The provision for federal and state income taxes consisted of the following:

                                                                   2000          1999
                                                                -----------   -----------
                Current                                         $       --    $       --
                                                                -----------   -----------

                Deferred                                        $       --    $       --
                                                                ===========   ===========



                                                                   2000          1999
                                                                -----------   -----------
The deferred tax asset consisted of the following:

                Net operating loss carryforwards                $3,082,000    $2,214,700

                Valuation allowance                             (3,082,000)   (2,214,700)
                                                                -----------   -----------

                Net deferred tax asset                          $       --    $       --
                                                                ===========   ===========

         The Company has net operating loss carryforwards ("NOL's") for federal income tax reporting purposes of approximately $9,064,600. The NOL's expire at various times through 2015.

         Included in the above NOL's are net operating loss carryforwards which may be subject to substantial limitations in accordance with various provisions of the Internal Revenue Code. The Company has not yet determined the amount and nature of these limitations.

8.       RELATED PARTY TRANSACTIONS:

         Notes payable:

         During the year ended September 30, 2000, the Company received loans from its president's profit sharing plan, a member of the Board of Directors, and the mother of the Chief Operating Officer. Two of the notes are unsecured, payable on demand, and bear interest at 12 percent per annum. The other, in the amount of $20,000, is secured by the Company's property and equipment and inventory, is payable on demand, and bears interest at 10 percent per annum.

         Inventory purchases:

         During the year ended September 30, 2000, the Company purchased approximately $30,800 in inventory related products from a company affiliated with the Chief Operating Officer.

         Revenues:

         Included in the consolidated statement of operations for the year ended September 30, 1999 is $50,000 in sales to two members of the Company's Board of Directors. The sales are in the form of license agreements whereby the licensee acquired the right to use the Company's products and trademarks for use with their customers. The licenses are five years in duration and require royalty payments to the Company based upon gross sales.

         Legal fees:

         Certain stockholders of the Company are affiliated with firms who currently provide or have provided legal services to the Company in prior years. During the year ended September 30, 1999, fees and other expenses charged by these firms totaled approximately $5,700.

9.       COMMITMENTS AND CONTINGENCIES:

         Employment agreements:

         On October 1, 1998, the Company entered into employment agreements with its President and Chief Operating Officer. Both of the new agreements are for five years and provide for minimum salary levels, incentive bonuses, and specified benefits. Additionally, the President and Chief Operating Officer each received options to purchase 1,000,000 shares of common stock at a price of $1.25 per share as part of their employment agreements. These options vest over a five year period. The aggregate commitment for future salaries, excluding bonuses and benefits, from these employment agreements is $1,620,000 as of September 30, 2000.

         Technology license agreement:

         Xyclonyx, a wholly-owned subsidiary of the Company, has a technology license agreement with three individuals including the Chief Operating Officer of the Company. The agreement is for seventeen years or the life of the patents, which ever is greater, and specifies royalties in the amount of six percent of gross revenues subject to certain adjustments as specified in the agreement.

         Litigation:

         In March 1999, the Company was served with a stockholder derivative lawsuit titled Merriam v. U.S. Microbics, et. al. This lawsuit alleges, among other things, that certain stock was improperly issued to the President of the Company and to certain consultants for services. The Company formed a special independent committee of the Board of Directors to investigate these claims and believes them to be meritless. The Company has engaged outside legal counsel to represent it in this matter and intends to vigorously defend this action. Although management believes the lawsuit to be without merit, an unfavorable ruling would have a material adverse impact on the Company's financial position and results of operations.

         Purchase commitments:

         In September, 2000, the Company agreed to acquire certain assets, in the amount of $95,000, from a Mexican Company.

         During the year ended September 30, 1999, the Company entered into an agreement with a supplier to purchase certain inventories at a total cost of $194,000. The Company made deposits totaling $29,400. The Company has not completed the purchase transaction and the supplier has sued the Company for performance under the purchase agreement.

         Off-balance-sheet credit risk:

         The Company has cash and cash equivalents on deposit with a financial institution which exceeds the federally insured amounts by approximately $119,800 at September 30, 2000.

         Building lease:

         During the year ended September 30, 1998, the Company began leasing office and warehouse space under an operating lease expiring in August, 2003. The Company has an option to extend the lease for five more years if it so desires. During the year ended September 30, 2000, the Company began leasing office space for its engineering staff under an operating lease expiring in September, 2003. Minimum future rental payments under these leases for each of the next five years is as follows:

         YEAR ENDING SEPTEMBER 30,
         =========================
                      2001                          $ 231,300
                      2002                            239,700
                      2003                            229,500
                                                    ----------
                                                    $ 700,500
                                                    ==========

         Rent expense totaled $230,200 during the year ended September 30, 2000.

10.      SUBSEQUENT EVENTS:

         During the period from October 1, 2000 to December 31, 2000, the Company raised approximately $215,000 before issuing costs, pursuant to the sales commitment described in Note 6.

                                     U.S. MICROBICS INC., AND SUBSIDIARIES
                                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                                      As of            As of
                                                                                  June 30, 2001  September 30, 2000
ASSETS                                                                             (Unaudited)      (Audited)
                                                                                  -------------   -------------
Current assets:
     Cash and cash equivalents                                                    $      1,036    $    162,900
     Accounts receivable                                                                41,135              --
     Prepaid expenses and other assets                                                   3,425          20,200
     Inventories (Note 3)                                                               34,885          28,800
                                                                                  -------------   -------------
          Total current assets                                                          80,481         211,900
Property and equipment, net                                                            249,218         287,500
Deposits                                                                                28,779          28,700
                                                                                  -------------   -------------
          Total assets                                                            $    358,478    $    528,100
                                                                                  =============   =============

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
     Accounts payable and accrued expenses                                        $  1,118,034    $    882,500
     Current portion of capital lease obligation                                         2,408           4,900
     Notes payable, related parties                                                    577,564          50,500
                                                                                  -------------   -------------
          Total current liabilities                                                  1,698,009         937,900
Capital lease obligation, net of current portion                                            --             900
                                                                                  -------------   -------------
          Total liabilities                                                          1,698,009         938,800
                                                                                  -------------   -------------

Commitments and contingencies (Note 5)                                                      --              --

Stockholders' deficit :
     Convertible preferred stock, $.10 par value; 20,000,000 shares authorized:
          Series II; 500,000 shares authorized; 6,708 and 8,421 shares issued              671             800
and outstanding; aggregate liquidation preference of $6,708 and $8,421
          Series B; 500,000 shares authorized; 5,772 and 6,959 shares issued               577             700
and outstanding; aggregate liquidation preference of $5,772 and $6,959
          Series C; 50,000 shares authorized; 46,370 and 39,342 shares issued            4,637           3,900
and outstanding; aggregate liquidation preference of $4,637,000 and $3,934,200
          Series D; 50,000 shares authorized; 5,425 and 5,525 shares issued                543             600
and Outstanding; no liquidation preference
                                                                                  -------------   -------------
                                                                                         6,428           6,000
     Common stock; $.0001 par value; 150,000,000 shares authorized;
          13,948,086 and 11,491,888 shares issued and outstanding                        1,395           1,100
     Additional paid-in capital                                                     12,826,890      10,723,300
     Stock options and warrants                                                        929,880       1,130,900
     Stock subscriptions notes receivable                                           (2,532,401)     (2,486,000)
       Deferred equity issuance costs                                                 (595,000)       (595,000)
     Accumulated deficit                                                           (11,976,723)     (9,191,000)
                                                                                  -------------   -------------
          Total stockholders' deficit                                              (1,339,5313)       (410,700)
                                                                                  -------------   -------------
          Total liabilities and stockholders' deficit                             $    358,478    $    528,100
                                                                                  =============   =============

      The notes to consolidated condensed financial statements are an integral part of these statements.

                                                     F-23

                                    U.S. MICROBICS INC. AND SUBSIDIARIES
                               CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                                 (UNAUDITED)

                                                         For the Nine                    For the Three
                                                     Months Ended June 30,           Months Ended June 30,
                                                      2001            2000            2001            2000

Revenues ($9,298 from related parties in the
Three Months ended  June 30, 2001)              $    141,971    $     26,348    $     43,630    $     12,454

Cost of revenues                                     160,077          23,337          52,648              --
                                                -------------   -------------   -------------   -------------

Gross (loss) profit                                  (18,106)          3,011          (9,018)         12,454

Selling, general and administrative expenses       2,719,314       1,639,681       1,171,531         547,557
                                                -------------   -------------   -------------   -------------

Loss from operations                              (2,737,420)     (1,636,670)     (1,180,549)       (535,103)

Other income (expense):

Interest income                                          228          40,020              --              --

Interest expense                                     (48,552)             --         (31,961)             --
                                                -------------   -------------   -------------   -------------

Net loss                                        $ (2,785,744)   $ (1,596,650)   $ (1,212,510)   $   (535,103)
                                                =============   =============   =============   =============

Net loss per common share (basic and diluted)
 (Note 4):
     Net loss from continuing operations        $       (.23)   $       (.22)   $       (.09)   $       (.06)

Weighted average common shares outstanding        12,299,445       7,273,159      12,990,320       8,490,723

     The notes to consolidated condensed financial statements are an integral part of these statements.

                                                    F-24

                                     U.S. MICROBICS INC. AND SUBSIDIARIES
                               CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                                 (UNAUDITED)

                                                           For the Nine                 For the Three
                                                       Months Ended June 30,         Months Ended June 30,
                                                        2001           2000           2001           2000
                                                    ------------   ------------   ------------   ------------
Cash flows from operating activities:
   Net loss                                         $(2,785,744)   $(1,596,650)   $(1,212,510)   $  (535,103)
   Adjustment to reconcile net loss to cash used
     in operating activities:
   Depreciation                                          41,957         34,174         13,985         11,891
   Stock, stock options, and warrants in exchange     1,292,129        333,449      1,050,781        256,549
     for services
   Decrease (increase) in:
          Accounts receivable                           (41,135)       (15,868)       (41,135)       (12,939)
          Prepaid expense, deposits and other            16,775         (7,771)         1,598          2,124
          Inventory                                      (6,085)        (3,210)            --            706
   Increase (decrease) in:
          Accounts payable and accrued expenses        (235,537)      (107,683)     (334-422)          4,463
                                                    ------------   ------------   ------------   ------------
Net cash used in operating activities                (1,246,566)    (1,363,559)      (521,702)      (272,309)
                                                    ------------   ------------   ------------   ------------

Cash flows from investing activities:
   Purchase of property and equipment                        --        (30,441)            --        (16,441)
                                                    ------------   ------------   ------------   ------------
Net cash used in investing activities                        --        (30,441)            --        (16,441)
                                                    ------------   ------------   ------------   ------------

Cash flows from financing activities:
   Issuance of preferred stock and stock
     options in private                                 561,650             --         57,250        288,750
         Placements                                   1,228,100
   Cancellation of treasury stock                            --         33,300             --             --
   Exercise of stock options                                 --          7,200             --             --
   Loans from related parties                           527,064             --        466,564             --
   Repayment of capital lease obligation                 (4,012)            --         (1,076)            --
                                                    ------------   ------------   ------------   ------------
Net cash provided by financing activities             1,084,702      1,268,600        522,738        288,750
                                                    ------------   ------------   ------------   ------------

DECREASE IN CASH                                       (161,864)      (125,400)         1,036             --
CASH AT BEGINNING OF PERIOD                             162,900        125,400             --             --
                                                    ------------   ------------   ------------   ------------
CASH AT END OF PERIOD                               $     1,036    $        --    $     1,036    $        --
                                                    ============   ============   ============   ============

     The notes to consolidated condensed financial statements are an integral part of these statements.

                                                    F-25

                                  U.S. MICROBICS INC., AND SUBSIDIARIES
                             CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                               (UNAUDITED)
                                               (CONTINUED)

                                                              For the Nine              For the Three
                                                         Months Ended June 30,      Months Ended June 30,
                                                           2001         2000         2001          2000
Supplemental disclosures of non-cash
    Investing and financing activities:

Purchase of equipment under capital lease obligation   $       --   $       --   $       --   $       --

Preferred stock issued for note receivable             $   50,000   $  315,001   $       --   $  215,001

Common stock issued in exchange for services           $1,292,129   $   35,650   $1,050,781   $       --

Common stock options issued in settlement of
    accrued expenses                                   $   54,690   $  165,000   $       --   $  100,000


Cash paid for:
    Interest                                           $    2,639   $    3,614   $       --   $      607
    Income taxes                                       $       --   $       --   $       --   $       --

   The notes to consolidated condensed financial statements are an integral part of these statements.

                                                  F-26

1.       Basis of Presentation

         The unaudited consolidated condensed financial statements of U.S. Microbics, Inc. and Subsidiaries have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The company suggests that the these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-KSB for the fiscal year ended September 30, 2000.

         In the opinion of the Company, the accompanying unaudited consolidated condensed financial statements contain all adjustments, consisting only of normal recurring entries, necessary to present fairly its financial position at June 30, 2001 and the results of its operations and its cash flows for the periods presented.

         The preparation of financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


2.       Organization and Risks and Uncertainties

Organization
------------

         U.S. Microbics, Inc. was organized December 7, 1984 under the laws of the State of Colorado as Venture Funding Corporation. The Company amended its Articles of Incorporation in June 1993 changing its name to Global Venture Funding, Inc. The Company amended its Articles of Incorporation in May 1998 changing its name to U.S. Microbics, Inc. The Company has been engaged in a variety of operations since inception.

         During August 1997, the Company acquired the assets of Xyclonyx, a privately held company founded to develop, apply and license patented toxic and hazardous waste treatment and recovery processes as well as to license and apply microbially enhanced oil recovery technologies and products.

         The Company has five wholly-owned subsidiaries: West Coast Fermentation Center, Sub Surface Waste Management, Inc. (SSWM), Sol Tech Corporation (d.b.a.
- Wasteline Performance Corporation), Bio-Con Microbes and Applied Microbic Technologies, Inc. West Coast Fermentation Center's primary business is to cultivate microbial cultures that are to be sold to other subsidiaries of the Company. Sub Surface Waste Management's business is to assemble and sell products using technology licensed from Xyclonyx. Sol Tech Corporation and Bio-Con Microbes are companies formed to service the sewage treatment and agriculture markets, respectively. Applied Microbic Technologies, Inc. intends to (i) license customers in the United States to use microbial blends that are specially formulated for Microbially Enhanced Oil Recovery ('MEOR") in the United States and (ii) provide related technical support services.

         On August 2, 2000 Bio-Con Microbes formed a 98% owned Mexican corporation Natura Agricultura, de C.V. to serve as its international marketing arm for agricultural products and services based upon naturally occurring micro-organizms and additives. The other 2% is owned by U.S. Microbics, Inc., Bio-Con Microbes' parent company.

Risks and Uncertainties
-----------------------

         For the nine months ended June 30, 2001 the Company has generated only limited revenues of $141,971 which included $9,298 from related parties. During this same period, the Company incurred a net loss of $2,785,744 and had negative cash flows from operations of $1,246,566. As of June 30, 2001, the Company has an accumulated deficit of $11,976,723. The Company no revenues during the fiscal years ended September 30, 1998 and 1997. The Company incurred net losses of $2,550,900 in fiscal 2000, $2,932,500 in fiscal 1999 and $1,411,800 in fiscal
1998.

         To date, the Company has relied on private placements of equity and debt to fund its operating and capital requirements. The Company is planning on raising additional capital through the issuance of stock in private placements or a public offering. The Company is currently developing business opportunities and operations through its wholly-owned subsidiaries. There can be no assurance that such additional equity financing will be available on terms acceptable to the Company, if at all or that such business opportunities will occur as planned, if at all. Based upon the current financial condition of the Company, additional capital will be required in order for the Company to continue its ongoing operations. These matters raise substantial doubt about the Company's ability to continue as a going concern.

         Subsequent to March 31, 2001, the Company has borrowed approximately $170,000 from related parties, net of loan fees.


3.         Inventories:

Inventories consist of the following:

                                                              March 31,
                                                                2001
                                                            ------------
       Raw materials and supplies                           $    5,195
       Finished goods                                           29,690
                                                            ------------
                                                            $   34,885
                                                            ============


4.       Net Loss Per Share

         Basic and diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the reporting period. During the six months ended March 31, 2001 and 2000, common stock equivalents are not considered because they would be anti-dilutive.


5.       Commitments and Contingencies

Litigation
----------

         In March 1999, the Company was served with a stockholder derivative lawsuit titled Merriam v. U.S. Microbics, et. al. This lawsuit alleges, among other things, that certain stock was improperly issued to the President of the Company and to certain consultants for services. On July 5, 2001, the Company reached a court approved settlement, agreeing to reimburse the plaintiff $38,000 in legal fees payable over a period of 150 days. To date the scheduled payments of $20,000 have been made.

         In December, 1999, the Company was served with a lawsuit by one of its suppliers for nonpayment of various purchases.

Purchase commitment:

         During the year ended September 30, 1999, the Company entered into an agreement with a supplier to purchase certain inventories at a total cost of $194,000. The Company made deposits totaling $29,400. The Company has not completed the purchase transaction and the supplier has sued the Company for performance under the purchase agreement.


6.       Equity Financing

         During the nine months ended June 30, 2001, the Company received cash proceeds, net of offering costs of $37,600, totaling $561,650 pursuant to a private placement offering for its Series C preferred stock at $25 to $50 per share.

                                     PART II

Information not Required in Prospectus

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         U.S. Microbics' Bylaws and the Colorado General Corporation Law provide for indemnification of directors and officers against certain liabilities. Officers and Directors of U.S. Microbics are indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty, and, in any criminal matter, had reasonable cause to believe that their conduct was not unlawful.

         U.S. Microbics' Certificate of Incorporation further provides that a director of U.S. Microbics shall not be personally liable for monetary damages of U.S. Microbics or its shareholders for breach of any fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to U.S. Microbics or its stockholders, (ii) for acts or omissions not in good faith or which involve misconduct or a knowing violation of law; (iii) for the lawful payments of dividends or stock redemption by U.S. Microbics; or (iv) for any transaction from which the director derives an improper personal benefit.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an itemized statement of the estimated amounts of all expenses paid by the registrant in connection with the registration of the Common Stock offered hereby:

                                                                       AMOUNT
                                                                     ---------

         SEC filing fee........................................      $  9,000
         Blue sky fees and expenses............................         2,000
         Legal fees............................................        20,000
         Accounting fees and expenses..........................         8,000
         Miscellaneous.........................................         2,500
                                                                     ---------
                  Total........................................      $ 41,000

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

During fiscal 2001, the Company sold Series C Preferred stock pursuant to Regulation D and Section 4(2) of the Securities Act. The shares were sold to accredited investors as follows:


                     Shares of Series C
      Month          Preferred Stock Sol       Selling Price of Shares Sold
------------------ ---------------------- -------------------------------------
     October                 1,320                       $45.00

    November                   500                       $50.00

    December                 3,200                   $25.00-$50.00

     January                 2,400                       $50.00

    February                 2,200                       $50.00

      March                  1,700                       $50.00

      June                   1,145                       $50.00


All shares were sold under a commitment entered into in February, 2000.

ITEM 27.  EXHIBITS.

Number                             Description
------                             -----------

3.1(1)     -- Articles of Incorporation, as amended

3.2(1)     -- Bylaws, as amended

5(5)       -- Legal Opinion of Pollet & Richardson

10.1(1)    -- Lease Agreement, dated as of July 14, 1998, by and among U.S.
              Microbics and each of Ridgecrest Properties, R and B Properties and Hindry West Development

10.2(1)(2) -- Employment Agreement, effective as of October 1, 1998, between
              Robert C. Brehm and the Registrant

10.3(1)(2) -- Employment Agreement, effective as of October 1, 1998, between
              Mery C. Robinson and the Registrant

10.4(1)    -- Stock for Stock Acquisition Agreement, effective as of August 31,
              1997, among XyclonyX, Mery C. Robinson and the Registrant

10.5(1)    -- Technology License Agreement, effective as of March 1, 1998, between XyclonyX and West Coast Fermentation Center

10.6(1)    -- Technology License Agreement, effective as of March 1, 1998, between XyclonyX and Sub-Surface Waste Management, Inc.

10.7(1)    -- Technology License Agreement, effective as of August 21, 1997, among XyclonyX and Mery C. Robinson, Dominic J. Colasito and Alvin
              J. Smith

10.8(1)    -- Technology License Agreement, effective as of March 1, 1998, between XyclonyX and Bio-Con Microbes, Inc.

10.9(1)    -- Technology License Agreement, effective as of March 1, 1998, between XyclonyX and Sol-Tech Corporation

10.10(3)   -- Product Line License Agreement effective May 24, 1999, between
              Sub-Surface Waste Management, Inc. and Builders Referral, Inc.

10.11(4)   -- Investment Agreement, dated March 14, 2000, by and between U.S.
              Microbics and Swartz Private Equity, LLC.

10.12(4)   -- Warrant to Purchase Common Stock, dated as of January 27, 2000, issued to Swartz Private Equity, LLC.

10.13(4)   -- Registration Rights Agreement, dated as of March 14, 2000, by and between U.S. Microbics and Swartz Private Equity, LLC.

10.14(5)   -- Subcontract Agreement dated as of May 25, 2001 by and between Sub
              Surface Waste Management, Inc. and Global Solutions, Inc.

21(1)      -- Subsidiaries of the Registrant

23.1(5)    -- Consent of Bradshaw, Smith & Co., LLP

23.2(5)    -- Consent of Pollet & Richardson (included in Exhibit 5)

----------------

(1) Incorporated by reference to the similarly described exhibit included with the registrant's Form 10-KSB (File No. 000-14213) filed with the SEC on February 8, 1999.

(2) Identifies a management contract or compensatory plan or arrangement of the Registrant.

(3) Incorporated by reference to the similarly described exhibit included with the registrant's Form 10-QSB (File No. 000-14213) filed with the SEC on August 16, 1999.

(4) Incorporated by reference to the similarly described exhibit included with the registrant's Form 8-K (File No. 000-14213) filed with the SEC on April 10, 2000.

(5)      Filed herewith.


ITEM 28. UNDERTAKINGS.

(a)      The undersigned registrant hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) Include any additional or changed material information on the plan of distribution;

         (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)      The undersigned registrant hereby undertakes that it will:

         (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

         (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in Carlsbad, California on October 16, 2001.

                                                 U.S. MICROBICS INC.

                                                 By:/s/ Robert C. Brehm
                                                    ---------------------------

                                                 Robert C. Brehm, President and
                                                 Chief Executive Officer


         Name                          Title                         Date
         ----                          -----                         ----


   /s/ Robert C. Brehm        President, Chief Executive        October 16, 2001
---------------------------   Officer and Chairman of
Robert C. Brehm               the Board (principal executive

officer)


   /s/ Conrad Nagel           Chief Financial Officer           October 16, 2001
---------------------------   (principal financial and
Conrad Nagel                  accounting officer)



   /s/ Mery C. Robinson       Director                          October 16, 2001
---------------------------
Mery C. Robinson


   /s/ Roger K. Knight        Director                          October 16, 2001
---------------------------
Roger K. Knight


   /s/ Robert Key             Director                          October 16, 2001
---------------------------
Robert Key

Index of Exhibits

Number                             Description
------                             -----------

3.1(1)     -- Articles of Incorporation, as amended

3.2(1)     -- Bylaws, as amended

5(5)       -- Legal Opinion of Pollet & Richardson

10.1(1)    -- Lease Agreement, dated as of July 14, 1998, by and among U.S.
              Microbics and each of Ridgecrest Properties, R and B Properties and Hindry West Development

10.2(1)(2) -- Employment Agreement, effective as of October 1, 1998, between
              Robert C. Brehm and the Registrant

10.3(1)(2) -- Employment Agreement, effective as of October 1, 1998, between
              Mery C. Robinson and the Registrant

10.4(1)    -- Stock for Stock Acquisition Agreement, effective as of August 31,
              1997, among XyclonyX, Mery C. Robinson and the Registrant

10.5(1)    -- Technology License Agreement, effective as of March 1, 1998, between XyclonyX and West Coast Fermentation Center

10.6(1)    -- Technology License Agreement, effective as of March 1, 1998, between XyclonyX and Sub-Surface Waste Management, Inc.

10.7(1)    -- Technology License Agreement, effective as of August 21, 1997, among XyclonyX and Mery C. Robinson, Dominic J. Colasito and Alvin
              J. Smith

10.8(1)    -- Technology License Agreement, effective as of March 1, 1998, between XyclonyX and Bio-Con Microbes, Inc.

10.9(1)    -- Technology License Agreement, effective as of March 1, 1998, between XyclonyX and Sol-Tech Corporation

10.10(3)   -- Product Line License Agreement effective May 24, 1999, between
              Sub-Surface Waste Management, Inc. and Builders Referral, Inc.

10.11(4)   -- Investment Agreement, dated March 14, 2000, by and between U.S.
              Microbics and Swartz Private Equity, LLC.

10.12(4)   -- Warrant to Purchase Common Stock, dated as of January 27, 2000, issued to Swartz Private Equity, LLC.

10.13(4)   -- Registration Rights Agreement, dated as of March 14, 2000, by and between U.S. Microbics and Swartz Private Equity, LLC.

10.14(5)   -- Subcontract Agreement dated as of May 25, 2001 by and between Sub
              Surface Waste Management, Inc. and Global Solutions, Inc.

21(1)      -- Subsidiaries of the Registrant

23.1(5)    -- Consent of Bradshaw, Smith & Co., LLP

23.2(5)    -- Consent of Pollet & Richardson (included in Exhibit 5)


(1) Incorporated by reference to the similarly described exhibit included with the registrant's Form 10-KSB (File No. 000-14213) filed with the SEC on February 8, 1999.

(2) Identifies a management contract or compensatory plan or arrangement of the Registrant.

(3) Incorporated by reference to the similarly described exhibit included with the registrant's Form 10-QSB (File No. 000-14213) filed with the SEC on August 16, 1999.

(4) Incorporated by reference to the similarly described exhibit included with the registrant's Form 8-K (File No. 000-14213) filed with the SEC on April 10, 2000.

(5)      Filed herewith.